3|7

06011477

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wal Mart De Mexico SA De CV

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4609 FISCAL YEAR 12-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/8/06

ARIS
12-31-05

WAL-MART DE MEXICO, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2005 and 2004
with Report of Independent Auditors

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2005 and 2004

Contents

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510, México, D.F.
macera.ey@mx.ey.com

Tel. (55) 5283 1300
Fax. (55) 5283 1392

REPORT OF INDEPENDENT AUDITORS

To Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, January 30, 2006

ALBERTO TIBURCIO CELORIO
CONTADOR PUBLICO CERTIFICADO

OPINION OF THE STATUTORY AUDITOR

To Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2005, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor attended, the shareholders', Board of Directors' and Audit Committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated January 30, 2006, issued as a result of their audit of the consolidated financial statements mentioned in the preceding paragraph made in accordance with auditing standards generally accepted. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2005, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted.

Alberto Tiburcio
Statutory Auditor

Mexico City, January 30, 2006

Jaime Balmes No. 8 Piso 5 Corporativo Polanco, Colonia Los Morales, 11510 México, D.F.
5283-1301 ó 5283-1308 Fax 5283-1391

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2005

	December 31 2005	December 31 2004
Assets		
Current assets:		
Cash and cash equivalents	Ps. 14,161,107	Ps. 12,240,726
Accounts receivable – net (Note 3)	2,628,877	2,005,302
Inventories	14,098,156	12,369,701
Prepaid expenses	494,378	363,058
Total current assets	31,382,518	26,978,787
Property and equipment – net (Note 4)	53,396,442	47,285,350
Total assets	Ps. 84,778,960	Ps. 74,264,137
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 20,429,572	Ps. 16,550,510
Other accounts payable (Note 5)	6,497,559	3,903,174
Total current liabilities	26,927,131	20,453,684
Long-term other liabilities (Note 8)	1,559,457	141,100
Deferred income tax (Note 9)	4,467,390	5,132,814
Seniority premiums (Note 10)	24,449	25,668
Total liabilities	32,978,427	25,753,266
Shareholders' equity (Note 11):		
Capital stock	16,790,013	14,954,029
Legal reserve	2,989,879	2,712,918
Retained earnings	42,189,121	40,146,620
Accumulated result of restatement	(10,292,313)	(9,865,632)
Premium on sale of shares	2,168,582	2,170,953
Employee stock option plan fund	(2,044,749)	(1,608,017)
Total shareholders' equity	51,800,533	48,510,871
Total liabilities and shareholders' equity	Ps. 84,778,960	Ps. 74,264,137

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2005

	Year ended December 31	
	2005	**2004**
Net sales	Ps. 164,369,238	Ps. 144,520,054
Other income	652,531	617,208
Total revenues	165,021,769	145,137,262
Cost of sales	(129,856,519)	(114,618,090)
Gross profit	35,165,250	30,519,172
Operating expenses	(22,906,900)	(20,669,000)
Operating income	12,258,350	9,850,172
Comprehensive financing income:		
Financial income - net	1,132,206	793,235
Exchange gain	7,860	2,944
Monetary position gain	254,767	258,668
	1,394,833	1,054,847
Other expenses - net	(251,581)	(215,317)
Income before income tax and employee profit sharing	13,401,602	10,689,702
Income tax and employee profit sharing (Note 9)	(3,934,253)	(2,597,616)
Net income	Ps. 9,467,349	Ps. 8,092,086
Earnings per share (in pesos)	Ps. 2.163	Ps. 1.826

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Notes 1, 2, and 11)

Thousands of Mexican pesos with purchasing power at December 31, 2005

	Capital stock	Legal reserve	Retained earnings	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
Balances at January 1, 2004	Ps. 13,569,432	Ps. 2,633,558	Ps. 38,057,590	Ps. (9,321,979)	Ps. 2,227,757	Ps. (1,636,333)	Ps. 45,530,025
Movements in employee stock option plan fund					(56,804)	28,316	(28,488)
Increase in legal reserve		79,360	(79,360)				-
Repurchase of shares	(175,665)		(3,864,861)				(4,040,526)
Dividends capitalized and paid	1,560,262		(2,058,835)	6,999			(491,574)
Comprehensive income			8,092,086	(550,652)			7,541,434
Balances at December 31, 2004	14,954,029	2,712,918	40,146,620	(9,865,632)	2,170,953	(1,608,017)	48,510,871
Movements in employee stock option plan fund					(2,371)	(436,732)	(439,103)
Increase in legal reserve		276,961	(276,961)				-
Repurchase of shares	(396,005)		(4,358,750)				(4,754,755)
Dividends capitalized and paid	2,231,989		(2,789,137)	14,486			(542,662)
Comprehensive income			9,467,349	(441,167)			9,026,182
Balances at December 31, 2005	Ps. 16,790,013	Ps. 2,989,879	Ps. 42,189,121	Ps. (10,292,313)	Ps. 2,168,582	Ps. (2,044,749)	Ps. 51,800,533

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2005

	Year ended December 31	
	2005	2004
Operating activities		
Net income	Ps. 9,467,349	Ps. 8,092,086
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	3,110,483	2,703,858
Seniority premiums	31,180	27,576
Deferred income tax	(648,991)	(347,209)
	11,960,021	10,476,311
Changes in:		
Accounts receivable	(623,575)	149,589
Inventories	(2,184,252)	(1,260,281)
Prepaid expenses	(131,320)	(12,951)
Accounts payable to suppliers	3,879,062	364,340
Other accounts payable	2,577,952	(178,720)
Seniority premiums	(32,801)	(29,712)
Resources provided by operating activities	15,445,087	9,508,576
Financing activities		
Long-term other liabilities	1,418,357	86,057
Repurchase of shares	(4,754,755)	(4,040,526)
Payment of dividends	(542,662)	(491,574)
Resources used in financing activities	(3,879,060)	(4,446,043)
Investing activities		
Purchase of property and equipment	(8,129,949)	(6,264,496)
Sale and retirement of property and equipment	361,382	684,833
Property under capital lease	(1,437,976)	-
Employee stock option plan - net	(439,103)	(28,488)
Resources used in investing activities	(9,645,646)	(5,608,151)
Increase (decrease) in cash and cash equivalents	1,920,381	(545,618)
Cash and cash equivalents at beginning of year	12,240,726	12,786,344
Cash and cash equivalents at end of year	Ps. 14,161,107	Ps. 12,240,726

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2005 AND 2004

Thousands of Mexican pesos with purchasing power at December 31, 2005, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (**WALMEX** or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation through one of its subsidiaries.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 203 (162 in 2004) Bodega Aurrera, discount stores, 69 (61 in 2004) Sam's Club membership self-service wholesale stores, 105 (89 in 2004) Wal-Mart Supercenter hypermarkets and 55 (48 in 2004) Superama supermarkets.
Suburbia	Operation of 53 (50 in 2004) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 231 (226 in 2004) Vips restaurants serving international cuisine, 60 (51 in 2004) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of **WALMEX** and those of its subsidiaries, which are grouped as described in Note 1. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos or IMCP).

c. The preparation of financial statements in conformity with generally accepted accounting principles in Mexico requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise them.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

As of 2005, the Company classifies its operating and capital leases for the rental of property following the guidelines established in Mexican accounting Bulletin D-5, *Leases*, issued by the IMCP, considering the total term of each lease agreement, including their respective renewals.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos at the prevailing exchange rate as of the balance sheet date. Exchange differences determined are charged or credited to income.

h. Deferred income tax is recognized on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the differences are expected to reverse.

Current year employee profit sharing is expensed as incurred and represents a liability due and payable in a period of less than one year.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.

All other payments accruing to employees or their beneficiaries in the event of separation or death, in terms of Mexican labor law are expensed as incurred.

j. The most important inflation accounting concepts and procedures are described below:

The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the cost of the shares, restated based on the NCPI, and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

m. Comprehensive income consists of the current year net income plus the current year restatement.

n. Sales revenues are recognized at the time customers takes possession of merchandise.

Revenues from the sales of Sam's Club membership cards are deferred over the twelve-month term of the membership.

o. Segment financial information has been prepared using the management approach established in Mexican accounting Bulletin B-5 issued by the IMCP.

p. Impairment in the value of long-lived assets and the disposal of such assets are recorded by calculating the present value of estimated future cash flows to determine the value in use of each assets, considering each of the Company's stores and restaurant as minimum cash-generating unit.

NOTE 3 – ACCOUNTS RECEIVABLE - NET:

An analysis of accounts receivable at December 31, 2005 and 2004 is as follows:

	December 31	
	2005	2004
Recoverable taxes	Ps. 1,052,316	Ps. 967,620
Trade and other debtors	1,921,856	1,386,930
Allowances for bad debts	(345,295)	(349,248)
	Ps. 2,628,877	Ps. 2,005,302

NOTE 4 – PROPERTY AND EQUIPMENT - NET:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	December 31	
	2005	2004
Investments subject to depreciation:		
Buildings	Ps. 19,819,247	Ps. 18,630,997
Facilities and leasehold improvements	14,061,392	10,298,118
	33,880,639	28,929,115
Less:		
Accumulated depreciation and amortization	(9,928,785)	(8,381,223)
	23,951,854	20,547,892

	December 31	
	2005	2004
Fixtures and equipment	19,407,225	18,235,497
Less:		
Accumulated depreciation and amortization	(10,084,116)	(9,638,811)
	9,323,109	8,596,686
Investments subject to depreciation –net	Ps. 33,274,963	Ps. 29,144,578
Investments not subject to depreciation:		
Land	Ps. 18,118,327	Ps. 17,337,151
Construction in progress	2,003,152	803,621
Investments not subject to depreciation	Ps. 20,121,479	Ps. 18,140,772
Total	Ps. 53,396,442	Ps. 47,285,350

At December 31, 2005, the property and equipment caption includes Ps. 2,638,722 for property acquired under capital leases; the related accumulated amortization for the year is Ps. 857,377.

Property rental expense charged to results of operations of 2005 and 2004 was Ps. 1,137,488 and Ps. 1,115,276, respectively.

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31	
	2005	2004
Accounts payable to suppliers (Subsidiaries of Wal-Mart Stores, Inc.):		
CMA - U.S.A., L.L.C.	Ps. 864,866	Ps. 750,225
Broadstreet Global Activities, L.L.C.	-	77
	Ps. 864,866	Ps. 750,302
Other accounts payable:		
Wal-Mart Stores, Inc.	Ps. 243,968	Ps. 193,600

In the years ended December 31, the Company had the following transactions with related parties:

	December 31	
	2005	2004
Imported merchandise for sale	Ps.3,872,719	Ps.3,554,637
Technical assistance, services and royalties	Ps. 947,082	Ps. 862,995

NOTE 6 - FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	December 31	
	2005	2004
	Thousands of U.S. dollars	
Assets	$ 227,063	$ 206,707
Liabilities	$ 145,426	$ 122,833

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	December 31	
	2005	2004
	Thousands of U.S. dollars	
Imported merchandise for sale	$ 836,521	$ 712,264
Technical assistance, services and royalties	$ 91,970	$ 75,156

The exchange rate at December 31, 2005, used to translate U.S. dollar denominated balances was Ps. 10.6350 (Ps. 11.1470 at December 31, 2004) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 10.4406 per U.S. dollar.

NOTE 7 – COMMITMENTS:

At December 31, 2005, the Company has the following commitments:

1. Acquisition of inventories and property and equipment, as well as maintenance services of Ps. 4,508,579.
2. The Company has entered into leases with third parties for compulsory terms ranging from 2 to 15 years. Rent paid under capital leases may either be fixed or variable, determined based on a percentage of sales. An analysis of future minimum compulsory rental payments under capital leases is as follows:

Year	Amount
2006	Ps. 48,317
2007	Ps. 36,815
2008	Ps. 29,024
2009	Ps. 24,044
2010	Ps. 17,333
2011 and thereafter	Ps. 81,810

NOTE 8 – LONG-TERM OTHER LIABILITIES:

The Company has entered into capital leases for the rental of real state. Such leases are recorded at the lesser of either the present value of minimum rental payments or the market value of the property under lease and are amortized over the useful life of each property (up to 33 years).

The Company has also entered into capital leases for the rental of residual water treatment plants used to meet environmental protection standards. Such leases are for terms of 4.5 years.

The liability recorded for such leases is Ps. 1,559,457.

An analysis of future minimum compulsory payments under capital leases over the next 5 years is as follows:

Year	Amount
2006	Ps. 129,267
2007	Ps. 119,123
2008	Ps. 121,015
2009	Ps. 95,309
2010	Ps. 93,221

Related payments made in 2006 are presented as part of other accounts payable in less than one year.

NOTE 9 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Current year income tax	Ps. 4,466,948	Ps. 2,812,897
Deferred income tax	(477,762)	(198,454)
Subtotal	3,989,186	2,614,443
Monetary position gain on initial effect and nonmonetary items of deferred income tax	(127,440)	(52,362)
Employee profit sharing	72,507	35,535
Total	Ps. 3,934,253	Ps. 2,597,616

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2005	2004
Property and equipment	Ps. 2,907,630	Ps. 2,791,920
Inventories	2,513,769	3,280,859
Other items – net	(954,009)	(939,965)
Total	Ps. 4,467,390	Ps. 5,132,814

Through December 31, 2005, the corporate income tax rate was 30%. The statutory income tax rate will be 29% in 2006 and 28% as of 2007.

In conformity with Mexican accounting Bulletin D-4, at December 31, 2005, deferred taxes are recognized on basically all temporary differences using the enacted income tax rate at the time the differences are expected to reverse.

Current year income tax for 2005 includes taxable inventories for the year held at December 31, 2004, since the Company took the option extended under the Income Tax Law of deferring income tax on inventories held at the end of each year so as to subsequently deduct cost of sales.

At December 31, 2005, the Company has accrued tax loss carryforwards for Ps. 58,369, which can be amortized, in accordance with the Income Tax Law, against tax profits generated through 2009.

NOTE 10 - SENIORITY PREMIUMS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees to which workers make no contributions. The benefits are determined using the projected unit-credit method.

An analysis of assets, liabilities and costs related to seniority premiums, as well as assumptions considered in the computations is as follows:

	December 31 2005	December 31 2004
Vested benefit obligation	Ps. 124,492	Ps. 105,769
Current benefit obligation	Ps. 239,147	Ps. 203,255
Projected benefit obligation	Ps. 242,380	Ps. 205,660
Plan assets	(228,431)	(197,285)
Variances in assumptions and experience adjustments	10,500	17,293
Net projected liability	Ps. 24,449	Ps. 25,668
Labor cost	Ps. 30,779	Ps. 29,339
Financing cost	10,782	9,495
Return on plan assets	(10,328)	(11,012)
Amortization	(53)	(246)
Net period cost	Ps. 31,180	Ps. 27,576
Benefits paid	Ps. 13,631	Ps. 11,893
Fund contributions	Ps. 32,801	Ps. 29,712
Amortization period of variances assumptions and experience adjustments (years)	20.7	23.0
Discount rate for labor obligations	5.5%	5.5%
Annual increase in salaries	1.0%	1.0%
Return on plan assets	5.5%	6.5%

NOTE 11 - SHAREHOLDERS' EQUITY:

a. Regular shareholders' meetings:

The following resolutions were adopted at a regular shareholders' meeting held on February 24, 2005:

1. Authorization of a maximum amount to be used in 2005 to repurchase the Company's own shares of Ps. 6,000,000 (nominal).

2. Cancellation of 105,254,300 series "V" shares due to the repurchase of the Company's own shares.

3. Increase in the legal reserve of Ps. 268,932 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 276,961.

4. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.63 nominal pesos or in Company shares at an exchange factor determined based on the closing market price of the share on March 15, 2005 and the Ps. 0.63 nominal pesos per share. Such dividend shall be paid on April 1, 2005.

5. Increase in the variable portion of capital stock for up to Ps. 2,752,265 (nominal). Such increase will be covered by issuing a maximum of 137,613,254 common ordinary shares to be used solely for payment of the stock dividend.

   Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 24, 2005, expired on March 30, 2005. The Company delivered 55,045,303 new series "V" shares representing an increase of Ps. 2,177,042 (nominal), and canceled 82,567,951 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 575,223 (nominal).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,081,501 (nominal).

The following resolutions were adopted at a regular shareholders' meeting held on February 25, 2004:

1. Authorization of a maximum amount to be used in 2004 to repurchase the Company's own shares of Ps. 4,000,000 (nominal).

2. Cancellation of 27,619,700 series "C" shares due to the repurchase of the Company's own shares.

3. Increase in the rights of the holders of series "C" shares so as to be entitled to vote on corporate matters and to convert such shares into series "V" shares.

4. Increase in the legal reserve of Ps. 73,903 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 79,360.

5. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.44 nominal pesos or in Company shares at an exchange factor determined based on the closing market price of the share on March 22, 2004 and the Ps. 0.44 nominal pesos per share. Such dividend shall be paid on March 31, 2004.

6. Increase in the variable portion of capital stock for up to Ps. 1,949,299 (nominal). Such increase will be covered by issuing a maximum of 98,449,465 common ordinary shares to be used solely for payment of the stock dividend.

   Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

7. The movement between fixed capital stock and variable capital was formalized in a shareholders' meeting. The Company's fixed capital is Ps. 878,310 (nominal) and variable capital is unlimited.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 25, 2004, expired on March 29, 2004. The Company delivered 43,703,087 new series "V" shares representing an increase of Ps. 1,457,935 (nominal), and canceled 54,746,378 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 491,364 (nominal).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 820,853 (nominal).

b. An analysis of capital stock without restatement at December 31, 2005 and 2004 is as follows:

Capital stock	2005	2004
Fixed	Ps. 1,081,501	Ps. 820,853
Variable	7,744,196	6,036,191
Total	Ps. 8,825,697	Ps. 6,857,044

Capital stock at December, 31 2005 and 2004 consisted of the following registered shares with no par value:

	Number of shares	
Series	2005	2004
Series "V" free subscription common shares	4,322,958,135	4,370,174,732

The maximum amount of authorized capital stock is unlimited.

Capital stock at December 31, 2005 and 2004 includes capitalized earnings of Ps. 5,280,211 (nominal) and Ps. 3,103,169 (nominal), respectively, and Ps. 899,636 (nominal) in both years in capitalized restatement accounts.

During the year ended December 31, 2005, **WALMEX** repurchased 102,261,900 (106,433,200 in 2004) of its own shares, of which 1,500,000 (2,678,900 in 2004) were canceled as per the resolution adopted at the shareholders' meeting of February 24, 2005 (February 25, 2004). As a result of the share repurchases, historical capital stock was reduced by Ps. 208,389 (Ps. 166,159 in 2004).

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied against retained earnings.

c. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2005 and 2004, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 43,185,740 and Ps. 37,022,841, respectively.

d. The employee stock option plan fund consists of 61,894,000 **WALMEX** shares, of which 52,759,117 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares in equal parts over five years. The right to exercise an employee stock option expires in a period of ten years from the date the option is granted, or within sixty days following the executive's retirement from the Company.

Compensation for the Company's employee stock option plan is measured and recorded following the guidelines of International Financial Reporting Standards No. 2, in force as of 2005, as supplementary guidance to accounting principles generally accepted in Mexico.

An analysis of movements in the Company's employee stock option plan during 2005 and 2004 is as follows:

	Number of shares	Weighted average price per share (nominal pesos)
Balance at January 1, 2004	61,390,175	21.71
Granted	15,812,001	33.88
Exercised	(23,229,665)	17.94
Canceled	(1,196,325)	28.49
Balance at December 31, 2004	52,776,186	26.86
Granted	15,406,040	39.60
Exercised	(6,634,811)	23.88
Canceled	(1,326,429)	32.14
Balance at December 31, 2005	60,220,986	30.33

Shares available for option grant:	
December 31, 2005	1,673,014
December 31, 2004	745,425

At December 31, 2005, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

	Granted			Exercisable	
Range of exercise price (nominal pesos)	Number of shares	Weighted average remaining life in years	Weighted average price per share (nominal pesos)	Number of shares	Weighted average price per share (nominal pesos)
12.36	60,000	2.2	12.36	60,000	12.36
19.92 - 22.82	9,074,883	4.9	22.18	6,381,829	21.91
21.45 – 25.28	9,023,609	6.2	25.10	4,001,306	25.02
23.10 – 27.49	12,763,378	7.2	25.02	3,915,574	25.07
33.79 – 36.36	14,285,747	8.2	33.88	2,473,189	33.89
39.60	15,013,369	9.2	39.60	-	-
	60,220,986	7.4	30.33	16,831,898	25.11

NOTE 12 – SEGMENT INFORMATION:

The Company's segment information was prepared based on a managerial approach and the criteria established in Mexican accounting Bulletin B-5, *Financial Information by Segment*. The "Others" segment consists of department stores, restaurants and real estate transactions with third parties.

An analysis of segment information at December 31, 2005 and 2004 is as follows:

Segment	Total revenues		Operating income	
	2005	2004	2005	2004
Self service	Ps.152,372,704	Ps.133,375,016	Ps. 10,120,799	Ps. 8,022,810
Other	12,649,065	11,762,246	2,137,551	1,827,362
Consolidated	Ps.165,021,769	Ps.145,137,262	Ps. 12,258,350	Ps. 9,850,172

Segment	Purchase of property and equipment		Depreciation	
	2005	2004	2005	2004
Self service	Ps. 7,511,448	Ps. 5,805,875	Ps. 2,624,261	Ps. 2,253,116
Other	618,501	458,621	486,222	450,742
Consolidated	Ps. 8,129,949	Ps. 6,264,496	Ps. 3,110,483	Ps. 2,703,858

Segment	Total assets		Current liabilities	
	2005	2004	2005	2004
Self service	Ps. 68,203,919	Ps. 58,375,216	Ps. 23,508,693	Ps. 17,582,962
Other	9,745,040	8,226,096	1,835,834	1,448,716
Unassignable items	6,830,001	7,662,825	1,582,604	1,422,006
Consolidated	Ps. 84,778,960	Ps. 74,264,137	Ps. 26,927,131	Ps. 20,453,684

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 13 – SUBSEQUENT EVENTS:

On January 1, 2006, the requirements of the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. or CINIF) went into effect and replace the standards previously issued by the IMCP. The adoption of these new rules will give rise to no changes in the Company's financial structure or in the significant disclosures herein.


Voluntario

2005 report

social responsibility

wal-mart de mexico

contents

The mission upholding our Company's permanence and success is value creation. All our efforts, strategies and actions are aimed at this objective.

Our vision

The vision of our Company summarizes our commitment to Mexico: *"Contribute towards improving the quality of life for Mexican families."*

Our Basic Beliefs

Respect for the Individual, Service to Our Customer, and Strive for Excellence, with Integrity being the underlying principle.

To all the readers,

It is with great satisfaction that we once again open the doors of our Company to present the **second** Corporate Social Responsibility report and to share our Basic Beliefs with all of you, as well as the actions that embody our **commitment** to Mexico.

2005

we continued harvesting the fruits of success

EMPRESA SOCIALMENTE RESPONSABLE
CINCO AÑOS

During 2005, we continued harvesting the fruits of success thanks to the great dedication and perseverance of all our Associates. This can be seen in the fact that we accomplished a significant expansion, we have been honored for the fifth consecutive year as a Socially Responsible Corporation and were named the third most admired company in Mexico, the most admired in the retail industry and the largest private company in Latin America.

I am proud to say that the good performance of our Company, the results we have achieved with regards to corporate ethics, the commitment to our Associates, the development of communities and environmental protection practices have been possible thanks to our people, our committed Associates who are exceptional agents of change.

The cornerstone of our commitment to Mexico is our culture, which is also based on the integrity that governs our actions and allows us to supervise the ethical performance of the Company. Our culture is based on our basic beliefs, namely, respect, service and excellence, which foster a work environment where there is commitment, continuous improvement and collaboration with others.

During this year, we realized our vision of contributing towards improving the quality of life for Mexican families by generating development opportunities for our Associates, by creating alliances with our suppliers, and by conducting environment-friendly operations and programs that have a positive impact in our communities.

I reiterate our commitment to improve our operation every day, supervise our actions and creatively drive the sustainable development of our country.

Eduardo Solorzano
President and Chief Executive Officer

Our Company Profile

We offer service, quality, price and a wide array of options for our customers



income level
Business
High
Medium
Low
home consumption
eating out
Bodega Aurrera
Wal-Mart Supercenter
Superama
Sam's Club
Suburbia
Vips

Our business formats

Our multi-format business includes self-service stores, apparel stores, wholesale membership clubs and restaurants.

Self-service

Bodega Aurrera

Austere discount stores offering staple goods, food and household items.

Wal-Mart Supercenter

Supercenters providing the widest merchandise assortment, from groceries and fresh to apparel and general merchandise

Superama

Supermarkets located in residential areas, with special emphasis made on quality and convenience.

Wholesale Membership Clubs

Sam's Club

Membership wholesale outlets targeting businesses and consumers who buy large volumes.

Apparel

Suburbia

Apparel stores aimed at middle-income families, providing quality and fashion at the best price.

Restaurants

Vips

Restaurant chains known for their service, quality, price and location. This division includes Vips and El Porton restaurants, which specializes in Mexican cuisine.

Wal-Mart de Mexico is one of the most important retail chains in Mexico.

By the end of 2005, we operated 783 retail units throughout 103 cities nationwide, including self-service stores, membership wholesale clubs, apparel stores, and restaurants.

geographical coverage


○ Cities with Wal-Mart de Mexico presence

783

total units by the end of 2005

Corporate Governance

In Wal-Mart de Mexico, integrity is the foundation of our corporate culture, which we practice through our three basic beliefs: Respect for the Individual, Service to our Customers and Strive for Excellence.

Our culture underlies our Corporate Governance as it promotes transparency, timely presentation of information to our shareholders and ethical company management, which in turn contribute towards increasing the value of the Company and the benefits for all our customers, members, shareholders, Associates, suppliers and communities.

To consolidate our Company as an honest organization with a solid set of corporate ethic practices, we develop and every day instill a culture of compliance with beliefs, laws, standards and policies.

The basic actions to ensure compliance revolve around the following:

- Keep our Associates informed on the laws, policies and procedures we must follow.
- Provide them with the necessary tools to ensure their behavior abides by Wal-Mart culture and compliance standards.
- Allow them to express their concerns and provide them with independent channels other than their supervisors, until they receive an appropriate answer.
- Monitor compliance through our Corporate Governance entities and company transaction audits.
- Addressing any potentially irregular situation that might affect the Company's integrity, finances and equity.

Through our Statement of Ethics and Compliance program we ensure that integrity is not only a belief, but also that it becomes part of our corporate identity, a regular and general practice. This year, we issued a general Statement of Ethics that sets ethical guidelines to be observed in each and every transaction performed by the Company nationwide. This Statement of Ethics is compulsory and should be understood and signed by each and every Associate.

We are convinced that doing what is right always, being honest and obeying the law gives us a competitive advantage, allows us to fuel and make our business formats grow in Mexico, and be proactive in building a better country.

Sustainable Development Strategy

1,380

new Mexican suppliers in 2005

Through our daily operations and growth, we create permanent jobs, and give our Associates and suppliers the opportunity to grow.

The vision of sustainable growth for our Company is rooted in realizing our vision of *Contribute towards improving the quality of life for Mexican families* through opportunities and tools that foster growth among our Associates, suppliers and the communities where we operate.

We offer a wide variety of products at low prices, which positively impact the household income in the various locations where we are present.

The vision of sustainable growth is also applied to the design and operation of our business units by reducing water and energy use, minimizing noise and efficiently managing waste produced by our operations.

8.4

million dollars invested in 45 Waste Water Treatment Plants during 2005.





Aguacate

WAL*MART
MEXICO


Wal-Mart de Mexico and its **stakeholders**

Commitments	Actions
Customers Offer the right merchandise assortment, in the right amount, and at the right time at *Everyday Low Prices, Always*	◦ We work to obtain efficiencies and generate savings that we pass on to our customers through *Every Day Low Prices.* ◦ In order to benefit our customers and together with our suppliers, we look for ways to reduce costs throughout the entire supply chain, starting with item production, to its final display in our stores. ◦ We ensure and improve the quality of our service to provide the best possible shopping experience.
Shareholders Look after and grow the equity we have been entrusted with, observing the highest standards of integrity and the Corporate Governance best practices	◦ We foster transparency, timely presentation of information to our shareholders and ethical company management, which in turn contributes towards increasing the value of the Company, all within a control environment and with Corporate Governance best practices. ◦ Through our Statement of Ethics and Compliance program, we ensure that Integrity is an ever-present and global principle. ◦ We develop and every day instill a culture of compliance with beliefs, laws, standards and policies.
Associates Honor our commitment to make everyday Wal-Mart de Mexico the best place to work	◦ We have a sound organizational culture (Integrity, Respect for the Individual, Service to Our Customers, and Strive for Excellence). ◦ Personal and professional development for our people is a priority, as well as providing job security for them and economic stability for their families through our continuous growth as a company and the diversity of our operations. ◦ We have created programs to improve the quality of life for our Associates, promote gender equality, and benefit the Associates as well as their families.
Suppliers Support their development, growth and consolidation	◦ We provide development opportunities to suppliers through our constant growth. ◦ Through our Regional Trade Fairs we develop local suppliers as a means of providing additional support for small and medium enterprises. ◦ We have created areas of development for the textile and garment-making industry, the production chain for perishables, and new regional products. ◦ Our information systems help suppliers to plan production and buy of raw materials, thereby creating greater operations efficiencies and market competitiveness.
Communities With the participation of our Associates we create and foster programs that promote development and improve the quality of life for all families throughout Mexico	◦ Through our programs and our on-going support of organizations, we contribute towards generating sustainable changes and creating solutions for malnutrition and food safety issues throughout the country. ◦ We encourage the committed participation of our Associates in social assistance programs. ◦ We convert community actions into local commitment, allowing each business unit of our Company to become an agent of change. ◦ We provide direct financial assistance to support high impact projects regarding nutrition for communities in need.
Environment Environment-friendly and responsible operations	◦ We plan, design and build all our new units with innovative practices and environment-friendly technologies. ◦ In our units we have water treatment plants and equipment requiring little or no water use. ◦ We separate garbage, have refrigerated chambers to preserve organic waste, and we instill the practice of recycling. ◦ We limit the consumption of electric energy by using energy-efficient lighting systems and refrigeration equipment.

Economic Performance


Precios bajos

In the last six years, we have created more than

53,000

new direct jobs

With our units we foster the growth of:

- Banks
- Car dealerships
- Candy stores
- Shoe stores
- Taxi stands
- Dry cleaners
- Ice-cream parlors
- Fast food establishments
- Lottery ticket stands
- Newspaper stands
- Movie theaters
- Restaurants
- Gas stations, among others.

Economic Impact

Even if we were not to take into account the direct and indirect jobs created during the construction and operation of each new store, the customer count and the commercial dynamics generated by these two activities alone, favor the appearance of small commercial establishments. The products and services these establishments offer complement our self-service stores.

As for consumer spending, Mexican purchasing power for durable goods has increased thanks to consumer credits. These have become a driving force for the country's economic activity in light of having posted double-digit growth figures in the last few years.

Wal-Mart de Mexico, through our Wal-Mart and Suburbia credit cards and *Compra Facil* program, is making credit accessible to people with a monthly income of as little as $ 200 dollars and who do not have any prior credit history.

We will continue working to develop and expand credit as a vehicle for economic growth, and to make it possible for more families to improve their standards of living with the purchase of durable goods.

Every Day Low Prices

Through our philosophy of *Every Day Low Prices* we have helped meet the needs of Mexican families at the lowest possible price.

This year, Mexico reached the lowest inflation level since the National Consumer Price Index (INPC) started to be calculated, namely 1969. This is a historical achievement for our country, and we believe that our permanent philosophy of *Every Day Low Prices* has contributed to making this possible.

This is how we have helped to strengthen the purchasing power of millions of Mexican families, which has led to 742 million customers favoring us with their trust and preference throughout this year.

n general terms, self-service chains have a **multiplying effect** on the economy of the communities where they operate because they become centers for development.



15,455
13,589
12,293
11,244
,946
01 02 03 04 2005
Net sales
millions of dollars
1,152
926
754
671
575
01 02 03 04 2005
Operating income
millions of dollars
1,445
1,180
990
884
764
01 02 03 04 2005
EBITDA
millions of dollars
890
761
558
526
471
01 02 03 04 2005
Net income
millions of dollars
124,295
109,057
99,881
92,708
84,607
01 02 03 04 2005
Number of Associates
783
694
641
595
550
01 02 03 04 2005
Number of units

Note: The financial data in this report has been derived by converting pesos of constant purchasing power as of December 31, 2005 into dollars at the exchange rate of 10.635 pesos to 1.00 dollar prevailing on the same date.

Financial Highlights

Investment and Job Creation

Throughout the year, we invested to open 95 new units and expanded our geographic coverage to 29 new cities, 18 of which had no prior presence of any other self-service chain.

This investment exceeded $ 752 million dollars and represented approximately 4.5% of the total Direct Foreign Investment in Mexico for the year.

It is worthwhile to highlight that one hundred percent of these resources were financed with resources generated by our own operations. As a matter of fact, in the last six years we have reinvested our earnings in our own growth, which has made it possible, year after year, to offer assortment and low prices to an ever growing number of communities.

One of the most positive effects of our growth is the creation of jobs. In the last six years we have more than doubled the number of permanent jobs in the Company, that is, we have created more than 53,000 new sources of direct permanent jobs; hence, to date there are 124,295 Associates in the Company.

Additionally, for each store we open, close to 175 indirect jobs are created in various fields related to the construction industry. This means that during 2005, we indirectly helped generate approximately 16,300 jobs.



742 million customers favored us with their trust and preference.

Environmental Performance



117

of our business units have a water treatment plant

Our store operations are not natural resource intensive; however, we develop practices and new technologies that generate significant savings thanks to the large number of units and the awareness of our Associates.

The responsibility we have as a Company to take care of the environment starts in the planning and design stage of each of our units, and continues with waste management and the maintenance needed for every one of our units. This responsibility can be witnessed in the behavior and awareness of our Associates regarding the use of all natural resources.

Furthermore, we have designed facades that are in line with the store surroundings, and also organize events to reforest parks and take care of public areas. These activities allow us to strengthen the environmental conscience of our Associates and their families.

Water Conservation

Our units recycle water. We have wastewater treatment plants in 117 of our business units and equipment requiring little or no water use. Additionally, we test new technologies such as waterless urinals, allowing us to save millions of liters of water daily, both in stores and in offices.

Moreover, we collect rainwater and return it to the subsoil through seepage wells to recharge ground water levels.

Waste Recycling

We have refrigerated chambers to conserve organic waste, which has been previously separated and sorted in our units. Additionally, we develop ongoing training programs and give information to Associates regarding waste control and management of things that can pollute the environment. We also give special treatment to hazardous waste and substances generated in our operation such as used mineral oil, batteries, etc., making sure they are disposed of properly.

We have instilled a culture of recycling by inviting our Associates, customers and members to participate in Pet and Multilayer-container recycling campaigns. During 2005, some 18,127 kilograms of Multilayer containers were collected in 19 of our business units, and 8,469 kilograms of Pet containers were collected in 24. On the other hand, we participated in the trash

The biggest challenge our Company faces is to improve the way we operate all Wal-Mart de Mexico business formats and create an attitude of respect for the **environment** in each and every Associate and their communities.



During 2005, 9,888 volunteer Associates participated in activities to improve the environment.


CENTRO de
ACOPIO de
ARBOLES
Naturales


377,341
264,855
72,720
03
04
2005
Use of recycled water
m³

We collected 4,978 Christmas trees.

separation campaign by printing 857 million bags containing the information necessary to efficiently separate trash, which we then distributed among our self-service customers.

Energy Consumption

The reduction of energy consumption depends on each and every Wal-Mart de Mexico Associate and the efficiency of our daily operations. Our strategy aims at implementing new technologies and raising awareness regarding efficient energy use in our offices, business units and distribution centers.

With all these purposes in mind, we produce and drive programs that motivate and recognize areas or individuals in our Company who contribute with new ideas to improve the rational use of resources, increase efficiency and exceed expectations, as well as programs that more efficiently communicate the same.

We use a highly efficient lighting system that uses little energy, computerized equipment to control and monitor energy use in our stores, and a more efficient refrigeration equipment that strongly impacts energy savings.

Environmental Protection

In order to contribute towards improving the environment, we organized volunteer brigades to reforest woodlands, take care of parks, sidewalks and esplanades. A clear example is the National Wal-Mart de Mexico Volunteer Week, which encourages our Associates and their families to participate. During 2005, there were 9,888 volunteers who participated in activities, such as planting 15,448 trees, aimed at improving the environment.

When new stores are designed, green areas are included so as to grow a significant amount of tree species that are native to the region.


Suburbia
La moda al mejor precio.

In addition to separating organic waste, we separate recyclable waste such as plastic, glass, paper, cardboard and aluminum.

Our people



16,118

Associates were promoted

Assistance after Hurricane Wilma
Floriberta Sanchez,
Maintenance Associate, SAM'S Playa del Carmen
"I am grateful to the Company in general for helping and caring about us. For example, my husband received no assistance from his job. His company didn't worry about him. With what Wal-Mart gave me, we are rebuilding our house and replacing what was ruined during the hurricane."

Assistance after Hurricane Stan
Noel de la Rosa,
Team Leader Meat Dept. SAM'S Tapachula
"I lost everything, and I received economic assistance as well as staple goods from the Company, which was of great help. What really boosted our spirits was the moral support of still having a job. I am at ease because I know that I have the support of such a great company as Wal-Mart, and there is no doubt that I feel like a member of this great family."

Our organizational culture is the firmest platform we have. Based on Integrity and practiced each day through our basic beliefs –Respect for the Individual, Service to Our Customer, and the Strive for Excellence– our culture is what binds us together as one great family and it supports the manner in which we achieve our results. All 124,295 of us who are part of Wal-Mart de Mexico are committed to practicing these beliefs to exceed the expectations of our customers and members, as well as laying the groundwork for making our Company an increasingly better place to work everyday.

The on-going expansion of our Company and the diversity of its operations serve to drive the professional and personal development of our people, placing special emphasis on acquiring new skills, and helping them to grow within Wal-Mart. Some 101,119 Associates received classroom training throughout the year and 16,118 were promoted. All of this translates to job security for them and economic stability for their families.

The opportunities offered by the Company, as well as its concern for the well-being and development of our Associates, serve to create loyalty and strengthen the spirit of solidarity and generosity. This solidarity can be seen in the commitment of our Associates and their families to community work, and how readily they lend a hand to their fellow Associates during times of need, further creating a sense of pride and ownership regarding the Company.

Our constant expansion into different locations, including those with little infrastructure and scarce job opportunities, has a multiplying effect for the local inhabitants by opening the door to a large number of people, offering new jobs that undoubtedly contribute towards the development of their communities and improve the household income for those who join the Company.

The responsibility Wal-Mart de Mexico assumes in guaranteeing safe working conditions leads to the creation of on-going programs aimed at reducing

The most important asset for our Company is our people; with their behavior they are the ones who build an honest company, and who with their efforts and work have made Wal-Mart de Mexico what it is **today**.



4'127,687

man-hours of training

101,119 Associates
received classroom training
112,183 Associates
accessed computer-based learning


El Instituto Nacional de las Mujeres, por el presente hace constar que
Wal Mart México
Modelo de Equidad de Género MEG:2003

49% of our Associates are women.
Some 255 Associates with different challenges currently work in our Company.

We achieved a 35% reduction in the accident rate at our Distribution Centers.

accident rates. For example, in 2005 we were able to reduce the number of accidents companywide by 10%. In 2006 we shall continue with our plan of fostering a culture of prevention and safety among our people.

Wal-Mart de Mexico is a constantly changing company, which favors the ongoing learning experience for our Associates. It is with great pride that we witness the excellent performance of our people, always working towards continuous improvement, which in the end leads to personal success stories and sound results for the Company.

Wal-Mart de Mexico rewards the commitment of its Associates through a fringe benefit plan that surpasses the requirements set forth under the Federal Labor Act, as is the case of the Stakeholder Bonus, which is given to those who exceed the forecasted Business Plan. In 2003, 57% of our operating units were paid this bonus; in 2005, the figure rose to 74%. The Bonus is in addition to Employee Profit Sharing, and is the unique manner in which Wal-Mart de Mexico recognizes the excellent performance of its people.

Each one of us who is a part of our Company builds our work environment on a daily basis. At an institutional level we highlight the policy of fostering activities that improve the quality of life of our Associates, equal opportunities for men and women alike, and benefit programs for which our families are also eligible.

49% of our Associates are women.

Some 255 Associates with different challenges currently work in our Company.

Moreover, we promote open and frank communication. Our Open-Door policy ensures compliance with our policies, the protection of human rights and a positive, challenging and fair atmosphere.

An example of development
Erendira Peña, *Vips District Manager, joined the Company at 19, on March 23, 1991.*
"The 180-degree change in my life, from what it was 13 years ago to what it is today, has been incredible. I think what I have been able to accomplish is thanks to what I have been taught here, what others, my bosses, my workmates have given me, and of course, the experience I have acquired."

1991 Sales person, Vips Satelite
1993 Floor Manager, Vips Satelite
1995 Assistant Manager, Vips Tlanepantla
1996 Manager at Vips Atizapan, Vallejo, Echegaray, Lilas, Cuajimalpa, Tecamachalco, Legaria, Aguascalientes and Guadalajara
2004 District Manager, a position she presently holds

Our suppliers


de Nuestro Estado
calidad y tradición

8 Regional Trade Fairs helped to include

487

items from 96 local suppliers

We promoted $ 968 million dollars in public financing for micro, small and medium-sized companies.

Our Company provides the entryway for products to new markets, creates different viable business possibilities through growth that benefits economic development, and drives employment for communities throughout Mexico.

Moreover, we identified and developed synergies between the nation's different producers and government authorities so as to obtain financial support, and so the different fields of production could be in the ideal position to consistently provide quality products through the company's domestic and international networks.

The growth of our suppliers favors the development of a large diversity of quality products, thus driving the development of Mexico through the growth of the supply chain. Our information systems help suppliers to plan production, buy raw materials, schedule promotional events, etc., thereby creating greater operational efficiencies and market competitiveness.

We support our growth and that of our suppliers by investing in technology and infrastructure such as the logistics network so as to enhance supply, by creating specific areas that search for new and innovative products, and by developing suppliers for local, domestic and international markets.

Specific initiatives such as the Regional Trade Fairs that are meant to assist local producers, have proven to be a key tool for our Company's desire to promote suppliers by driving the growth of small and medium-sized producers in the states where Wal-Mart de Mexico operates. A Regional Trade Fair is a priceless opportunity to learn from our Company's operation process and test products on the market. Through areas that provide assistance, we support supplier production efficiency, cost reduction, design, packaging and labeling, among other factors.

Our expansion allows us to take our suppliers to new communities, thereby generating the need to search for increased efficiency, improved production

Our commitment to the development of Mexico can be witnessed in all our operating units, where a variety of **products** from small and medium-sized Mexican companies can be found.



Wal-Mart de Mexico currently purchases 20% of a single strawberry producer's volume, from Zamora, Michoacan, without the use of brokers, which affords him the benefit of not putting his production at risk.



By leveraging the Company's potential, we support local produce growers, and in turn *assist Mexico in its development.*


El
Aguac
El

Avocado was an ever present feature during the Michoacan suppliers' fair.

planning, and greater access to better financing due to the stability the Company offers them.

The relationship suppliers enjoy with our Company also demands a constant search for means to modernize their production, invoicing and logistics systems, that in turn support greater efficiency for the supply chain in Mexico. As a result, our Company has created areas of development for the textile and garment-making industry, the production chain for perishables, and new regional products.

The support given to produce growers, the most vulnerable sector of the nation's economy, is an initiative that promotes self-sufficiency and independence for groups of producers.

We identify producers, generate action plans to include their products in our chain, and provide support for planning and efficient production and real sale opportunities. In this manner, we can transfer market benefits and medium and long-term growth potential directly to the producer.

Each one of these initiatives is a source of great pride and satisfaction because it allows us to drive our country's labor force and leverage the potential that our own business has to generate value chains, which in turn support the development of Mexico's producers and that of our country as well.

Our communities



In 2005, we made in-kind donations of

9,734

tons of products nationwide

Food Bank

"We at *Alimento para Todos, I.A.P* consider the support of the Wal-Mart de Mexico Foundation to be priceless."

"The strength of our relationship began in 1997, with the joint pilot program to collect donations at four self-service stores..."

"Thank you Wal-Mart de Mexico Foundation for your commitment, trust, sensitivity, patience, devotion and support for all the Food Banks, and especially for *Alimento para Todos*. You are an essential part of this important project, and having you as one of our principal donors fills us with endless gratitude for all your support."

Throughout the years, our Company has been very actively involved with the community. The primary characteristic of our community work has been to convert our support into a local commitment, allowing each business unit of our Company to become an agent of change, to detect priority problems and opportunities in its community, and to involve its Associates and customers.

The approach to development in our communities lies in fostering the committed participation of our Associates in social assistance programs, together with building and supporting the programs of not-for-profit organizations that develop needy communities, with the purpose of being a part of the solution to problems regarding health and food safety in Mexico.

In-Kind Donations

We are innovative and creative in our quest to improve the in-kind donation processes at each of our stores, clubs and distribution centers, fostering quality donations and increasingly efficient processes that ensure the use of the 9,734 tons of products donated during 2005 in a more expedite and cost-effective manner.

The Matching Fund Campaign

In order to favor the participation of our customers and members, we launched matching fund campaigns such as "Challenge 2005", which had the participation of 221 stores, clubs and restaurants located in 7 states throughout Mexico, thereby benefiting 9 not-for-profit local organizations.

Nutrition Program Support

We contributed monetary donations to support nutrition-related projects. This year, we selected 23 projects in 17 states nationwide. Among these projects are the financing for 232 backyard gardens and farms, latrines, infrastructure for food banks or dining areas, nutrition training, a rainwater treatment plant, etc.

The Wal-Mart de Mexico Foundation was created in March 2003 with the purpose of **contributing** towards the development of our communities. Today we are experiencing its growth and development and are therefore proud to display the fruits of a year of commitment and growth.


ANTONIO LA CIERGO
UNDACION
VALMA
ANTO LO AGRADESCMO
SU COMPRA DE LA COSTURA
ZAUA POR QUE EN FECHA NOS
A FALTA ESTE TRABAJO
E OY TENEMO GRACIA
POKJU ESTO SE DICE EN MAZAUA
SA MATEO CRUZ
CRUZ CRUZ
CRUZ MATEO
MIGUEL CRUZ MATEO
BRIEL CRUZ MATEO
VIRES CRUZ MATEA
JUAN CRUZ MATEO

In 2005, the "Giving is Also an Art" program benefited 1,315 artisans and their families.



A Mazahua woman with seven children used to walk 2 hours each day to reach a well with water.

In the village of La Soledad, located in the municipality of San Felipe in the State of Mexico, we invested in a rain water purification plant that benefits 6,000 people from the Mazahua community.


AYUDAR TAMBIÉN ES UN ARTE
Fundación
WAL*MART

Food Safety Program "Giving is Also an Art"
When witnessing the malnutrition experienced by children and trying to understand how different their reality is living in a place that has historically faced conditions of extreme poverty, leads us to think of ways to generate development, and with it help them to build a different and brighter future.

With this purpose in mind, our Wal-Mart de Mexico Foundation focuses its efforts on health by promoting food safety, addressing malnutrition in rural communities and improving poor eating habits in urban areas, which together are situations that have led to the alarming rates of child malnutrition and obesity in our country.

Given these conditions, in August 2005 we launched the "Giving is Also an Art" program to provide indigenous communities (Mazahua and Tarahumara) with the opportunity to offer their handcrafts to our customers through the use of our logistics network and 101 of our stores. During the launch phase, we benefited 1,315 artisans, returning 100% of the income from the sale of these products to the aforementioned communities, as well as the profits generated.

Today we are designing a work program for the Mazahua and Tarahumara communities in the hopes that the results of this initial phase will multiply into long-term benefits.

The Victims of Hurricanes Stan and Wilma
In situations of disaster our Company puts its capacity for response, organization and motivation to the test. Year after year we have worked on improving our actions thanks to a multi-disciplinary group from different areas of the Company that is charged with said response. In 2005, we proved that the strength we possess as a Company –thanks to our Associates, our presence nationwide, the trust of our customers, and our logistics network– can produce outstanding results.

Stan and Wilma Hurricane Relief
We channeled 1,114 tons of merchandise for the victims in the states of Chiapas, Oaxaca, Quintana Roo and Veracruz through the use of our logistics network.

We thank our customers and members for their trust and participation in our 455 relief centers nationwide.

Fundación WAL*MART MEXICO

In 2005, we channeled donations that benefited 1'225,307 people, by working in alliance with **138** not-for-profit organizations.



13,869 volunteers
135,370 man-hours
1,114 activities


Gobierno del Estado de México
Secretaría de Desarrollo Social
RECONOCIMIENTO
A: Fundación WAL*MART, México A.C.

Thanks to our volunteers we were able to reforest parks, paint schools and not-for-profit organization facilities, in addition to providing training and support for nutrition-related programs.



At Christmas, we put a smile on the faces of 79,500 children and senior citizens.

Volunteer Work

Volunteer work is the fundamental principle for our Foundation, which is why we conduct local and national volunteer programs that allow all of us who work in the Company the chance to involve ourselves and our families in this effort. Throughout the year, some 13,869 Associates volunteered their time to different activities.

So as to give our Associates the opportunity to become involved, for the second consecutive year, we conducted our National Volunteer Week with the participation of 9,888 volunteers. The new units that were opened this year conducted pre-opening volunteer activities. Moreover, we held different monthly activities throughout the country.

During the Christmas season, our customers, members and Associates make a special effort and give away smiles. In 2005, we conducted *Peloton Guadalajara*, the "Gift of a Smile" program, and "Take a Picture with Santa". All our stores, clubs, restaurants, Home Offices, and distribution centers joined together to produce moments of joy for 79,500 children and senior citizens throughout the country.

We offer congratulations to each and every one of our Associates and their families who have made our Company proud through their actions, who express with enthusiasm the joy of giving, the desire to make a difference, and who remind us that the commitment to Mexico belongs to all of us. We can make a difference in each place where our Company operates, through the fortitude and, above all, the quality of our people.

To each and every one of our Associates: We thank you a thousand times over!

Our volunteers
Adriana Sonia,
Associate
"It's wonderful that Bodega Aurrera helps and cares about others. It is nice to know that the children and their parents will have a clean, newly painted kindergarten. I am proud to be a part of Bodega Aurrera."

Benefited Organizations

A Favor del Niño ◦ Alcance Familiar ◦ Alimento para Todos ◦ APAC ◦ Asociación Asistencial Doña Nico ◦ Asociación de Superación Familiar de México ◦ Asociación Mexicana de Bancos de Alimentos ◦ Asociación Mexicana de Espina Bífida ◦ Asociación Mexicana de la Cruz Blanca Neutral ◦ Atención Integral a la Senectud Luz de Azteca ◦ Centro de Rehabilitación para Adictos Proyecto Ave Fénix ◦ Ayuda y Solidaridad con las Niñas de la Calle ◦ Banco de Alimentos de Acapulco ◦ Banco de Alimentos de Aguascalientes ◦ Banco de Alimentos de Campeche ◦ Banco de Alimentos de Cancún ◦ Banco de Alimentos de Celaya ◦ Banco de Alimentos del Centro del Estado de Hidalgo ◦ Banco de Alimentos de Chihuahua ◦ Banco de Alimentos de Ciudad Guzmán ◦ Banco de Alimentos de Ciudad Obregón ◦ Banco de Alimentos de Ciudad Victoria ◦ Banco de Alimentos de Colima ◦ Banco de Alimentos de Cuauhtémoc ◦ Banco de Alimentos de Cuautitlán ◦ Banco de Alimentos de Cuernavaca ◦ Banco de Alimentos de Culiacán ◦ Banco de Alimentos de Durango ◦ Banco de Alimentos de Guadalajara ◦ Banco de Alimentos de Guanajuato ◦ Banco de Alimentos de Hermosillo ◦ Banco de Alimentos de León ◦ Banco de Alimentos de Los Mochis ◦ Banco de Alimentos de Matamoros ◦ Banco de Alimentos de Mazatlán ◦ Banco de Alimentos de Mérida ◦ Banco de Alimentos de Mexicali ◦ Banco de Alimentos de México ◦ Banco de Alimentos de México II ◦ Banco de Alimentos de Monclova ◦ Banco de Alimentos de Monterrey ◦ Banco de Alimentos de Morelia ◦ Banco de Alimentos de Navojoa ◦ Banco de Alimentos de Nuevo Laredo ◦ Banco de Alimentos de Oaxaca ◦ Banco de Alimentos de Pachuca ◦ Banco de Alimentos de Puebla ◦ Banco de Alimentos de Puerto Vallarta ◦ Banco de Alimentos de Querétaro ◦ Banco de Alimentos de Reynosa ◦ Banco de Alimentos de Saltillo ◦ Banco de Alimentos de San Luis Potosí ◦ Banco de Alimentos de Sólo por Ayudar ◦ Banco de Alimentos de Tampico ◦ Banco de Alimentos de Tapachula ◦ Banco de Alimentos de Tepic ◦ Banco de Alimentos de Tijuana ◦ Banco de Alimentos de Toluca ◦ Banco de Alimentos de Torreón ◦ Banco de Alimentos de Tuxtla ◦ Banco de Alimentos de Veracruz ◦ Banco de Alimentos de Xalapa ◦ Banco de Alimentos de Zacatecas ◦ Cáritas de Monterrey ◦ Casa Cuna de Irapuato ◦ Casa de Cuna Oasis del Niño ◦ Casa de la Amistad para Niños con Cáncer ◦ Casa del Niño Villa de la Asunción ◦ Casa de Santa Hipólita ◦ Casa Hogar Dulce Refugio ◦ Casa Hogar la Buena Madre ◦ Casa Hogar para la Joven ◦ Casa Hogar Unidos por la Niñez ◦ Centro Acopio para la Tarahumara ◦ Centro de Adaptación e Integración Familiar ◦ Centro de Desarrollo Alternativo Indígena ◦ Centro Social Reffo ◦ Ciudad del Niño Don Bosco ◦ Cuidad de los Niños de Monterrey ◦ Comunidad Rural Iorema ◦ Corason ◦ Cruz Roja Mexicana ◦ Desarrollo Integral del Individuo ◦ Ejército de Salvación ◦ El Pobrecillo de Asís ◦ Emmanuel del Bajío ◦ Fondo para la Paz ◦ Fondo Unido ◦ Fundación Azteca ◦ Fundación Burton Blooms ◦ Fundación Clara Moreno y Miramón ◦ Fundación de Protección y Asistencia para Ancianas Desvalidas ◦ Fundación de Ayuda a la Ancianidad ◦ Fundación de Obras Sociales de San Vicente ◦ Fundación EDUCA ◦ Fundación Emmanuel ◦ Fundación León XIII ◦ Fundación Mexicana de Apoyo Infantil ◦ Fundación Mexicana para el Desarrollo Rural ◦ Fundación Mexicana para la Salud Capítulo Peninsular ◦ Fundación Nicolás García de San Vicente ◦ Fundación Nutrición y Vida ◦ Fundación para la Formación Integral en Busca de un México Mejor ◦ Fundación para la Protección de la Niñez ◦ Fundación Ser Humano Internacional ◦ Fundación Tarahumara José A. Llaguno ◦ Fundación Vida Plena ◦ Grupo Amigos de Niños Afectados de Cáncer ◦ Grupo para Promover la Educación y el Desarrollo Sustentable ◦ Grupo Reto Querétaro ◦ Grupo Voluntario Mexicano-Alemán ◦ Guardería San Vicente Casa Hogar ◦ Hábitat para la Humanidad ◦ Hogar Marillac ◦ Hogar para Ancianos Matías Romero ◦ Hogares Providencia ◦ Instituto para el Desarrollo de la Mixteca ◦ Junior League de la Ciudad de México ◦ Junta de Asistencia Privada del Estado de México ◦ La Casa de la Divina Providencia ◦ Luz de Vida ◦ Manos de Ayuda ◦ Ministerios de Amor ◦ Movimiento de Apoyo a Menores Abandonados ◦ Nocaltzin ◦ Nuestros Niños ◦ Organismo de Nutrición Infantil ◦ Patronato de Apoyo del Hospital General de Occidente ◦ Patronato Pro-zona Mazahua ◦ Promoción y Desarrollo Social ◦ Residencia Corpus Christi 2000 ◦ Reto a la Esperanza ◦ Sanut ◦ San Vicente de Paul del Estado de Morelos ◦ Sistema para el Desarrollo Integral de la Familia del Estado de Oaxaca ◦ Tokoneme Coatzacoalcos ◦ Un Kilo de Ayuda ◦ Visión Mundial

Wal-Mart de Mexico

Home Office
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo
11220 Mexico, D.F.
Telephone (52) 55 5283-0100

Corporate Affairs
Raul **Argüelles**
raul.arguelles@wal-mart.com
(52) 55 5387-9241

Wal-Mart de Mexico Foundation
Maria Gisela **Noble**
mmgnobl@wal-mart.com
(52) 55 5283-0100 ext. 8336

www.walmartmexico.com.mx

Price of Walmex share



$ 2.78*
671%
Accumulated return in dollar terms over the last 10 years (January 1, 1996 – December 30, 2005), reinvesting dividends
96
97
98
99
00
01
02
03
04
2005

		2004	%
Net sales	15,455	13,589	**13.7**
Operating income	1,152	926	**24.4**
Tax provision	370	244	**51.4**
Net income	890	761	**17.0**

FILE N°
82-4609

...to create value

In order to fulfill our vision we focus on 5 top priorities:

Profitable growth. Through our disciplined and profitable expansion we are able to provide more customers with our *Every Day Low Prices*.

Leveraging our operations. By tapping into the advantages of being a multi-format operation, our Company is increasingly more productive and acquires greater potential for achieving increased efficiencies.

Merchants with a passion. This is our business, this is what we do. With differentiated assortments and by serving the particular tastes, preferences and needs of each customer, we strive to exceed our customers' expectations.

People development. Our Associates are not only very talented, but they are deeply committed to better serving all of our customers everyday. Our commitment to them is to develop their skills so they can reach their maximum potential and find in Wal-Mart de Mexico the best place to work.

Corporate social responsibility. We have an on-going commitment to Mexico, so much so that we ensure that our activities generate value for all our Stakeholders: Shareholders, Associates, Suppliers, Customers and Communities where we are present.

contents

We are a profitable company undergoing constant growth.

It is through this growth that we realize our vision: Contribute towards improving the quality of life for Mexican families.

We will continue growing our business for the benefit of the Mexican society and all our shareholders, investing our resources in a prudent, profitable and responsible manner.

geographic coverage

	TOTAL	Mexico City	Center	Southeast	Northeast	North	Northwest	Southwest
Bodega Aurrera	**203**	63	88	18	8	5	6	15
Sam's Club	**69**	11	21	12	7	6	7	5
Wal-Mart Supercenter	**105**	31	30	10	11	11	10	2
Superama	**55**	41	14	–	–	–	–	–
Self-service	**432**	**146**	**153**	**40**	**26**	**22**	**23**	**22**
Suburbia	**53**	32	15	3	2	1	–	–
Vips	**298**	158	61	26	20	12	12	9
Total	**783**	**336**	**229**	**69**	**48**	**35**	**35**	**31**

A **format** for each customer



Bodega Aurrera

Austere discount stores offering staple goods, food and household items.

31%
Share of sales
$ 4,779
Sales in millions of dollars
9,675,611 Sq.Ft. of Sales Area
40,000 SKUs



Sam's Club

Membership wholesale outlets targeting businesses and consumers who buy large volumes.

28%
Share of sales
$ 4,420
Sales in millions of dollars
5,629,943 Sq.Ft. of Sales Area
4,500 SKUs


WAL-MART

Wal-Mart Supercenter

Supercenters providing the widest merchandise assortment, from groceries and fresh to apparel and general merchandise.

27%
Share of sales
$ 4,184
Sales in millions of dollars
9,951,546 Sq.Ft. of Sales Area
80,000 SKUs



Superama

Supermarkets located in residential areas.

6%
Share of sales
$ 883
Sales in millions of dollars
997,472 Sq.Ft. of Sales Area
25,000 SKUs



Suburbia

Apparel stores aimed at middle-income families, providing quality and fashion at the best price.

5%
Share of sales
$ 716
Sales in millions of dollars
2,605,340 Sq.Ft. of Sales Area



Vips

Restaurant chains known for their service, quality, price and location. This division includes Vips and El Porton restaurants, which specializes in Mexican cuisine.

3%
Share of sales
$ 473
Sales in millions of dollars
68,504 seats

203 units

42 Openings 2005

69 units

8 Openings 2005

105 units

15 Openings 2005

55 units

7 Openings 2005

53 units

3 Openings 2005

298 units

20 Openings 2005

Wal-Mart de Mexico is a major retail chain in our country. It operates **783 units** throughout 103 cities nationwide, including self-service stores, membership wholesale clubs, apparel stores, and restaurants.

Its stock has been listed in the Mexican Stock Exchange since 1977; its ticker symbol is **WALMEX**.



income level
home consumption
eating out
Business
High
Medium
Low
Bodega Aurrera
Wal-Mart Supercenter
Superama
Sam's Club
Suburbia
Vips



annual report 2005

focusing on 5 priorities...

wal-mart de mexico

Financial Highlights



15,455
6,066
96 97 98 99 00 01 02 03 04 05

Net sales
Millions of dollars



1,152
223
96 97 98 99 00 01 02 03 04 05

Operating income
Millions of dollars



1,445
362
96 97 98 99 00 01 02 03 04 05

EBITDA
Millions of dollars



26.5
10.3
96 97 98 99 00 01 02 03 04 05

Return on capital employed
(ROCE, %)



124,295
49,510
96 97 98 99 00 01 02 03 04 05

Number of Associates



783
369
96 97 98 99 00 01 02 03 04 05

Number of units

During **2005**, Wal-Mart de Mexico achieved, once again, its best results ever.

Our sales grew 13.7% for total units and 5.8% for comp units in real terms, that is, once adjusted for inflation. The growth in sales figures was possible thanks to the confidence and preference of 742 million customers who shopped in our stores, clubs and restaurants.

Our operating expenses represented 13.9% of total income for the Company, 30 basis points less than 2004. The continued long-term investments undertaken by the company to modernize and increase the efficiency of its operations, along with the enthusiasm and continuous striving for excellence of all our Associates have allowed us to reduce for 8 straight years our operating expenses as a percentage of revenues.

We added 95 units to our installed capacity for all our operating formats nationwide. This record growth for our Company –exceeding the highest figure recorded in 1994 when we opened 70 units– also allowed us to open our first store in 29 cities across the country. More than $ 760 million dollars were re-invested during the year, an amount representing approximately 4.5% of the total direct foreign investment in Mexico during 2005.

Our growth translates to new sources of direct and indirect jobs for the country. We created 15,238 permanent jobs for new Associates, who in our Company have found great opportunities for growth and development, both professionally and personally.

Thanks to a disciplined and efficient decision-making process in investments, we are growing profitably. Our profitability, as measured by Return on Capital Employed, has grown each year since 1999, reaching profitability levels of 26.5% in 2005.

All the above, supported by our corporate governance best practices and our utmost respect for all our shareholders, was recognized by the market and reflected in the WALMEX stock price, which throughout the year reached record closing prices 36 times and achieved a yield of 62% in dollar terms, for the year.

None of this would have been possible were it not for the efforts, talent and commitment of our 124,295 Associates. We are proud of the team our Company has developed and to each and every member of that team we express our heartfelt thanks, not just for their performance within the Company, but also for the outstanding role they played during several volunteer activities organized by the Wal-Mart de Mexico Foundation. We reiterate our commitment to make Wal-Mart de Mexico the best place to work.

Of particular importance this year has been the consolidation of our Regional Trade Fair program as a means to develop our supplier base. Not only has it enabled us to better meet the needs and preferences of each store in particular, but we have also been able to provide opportunities for products from new businesses and entrepreneurs, some of which are now distributed nationwide. We also express our recognition and appreciation to them and the nearly 12,000 commercial partners that work with us towards meeting the needs of our mutual customers with quality products and *Every Day Low Prices*.

During 2005, natural disasters caused never-before-recorded impacts in southeast Mexico, that is, Chiapas, Oaxaca, Quintana Roo, and Veracruz. It was with great pain that we witnessed the destruction of the homes of many of our customers and Associates, in some cases losing all their possessions. The reaction by Wal-Mart de Mexico was immediate and our units played a primary role by becoming relief centers to collect food and assorted staple items. Special mention must be made regarding the generosity of our customers who donated over 840 tons of products to the 455 relief centers that we set up in our operating units. By making use of our logistics and distribution network, we were able to send the merchandise to the areas most affected, together with 274 additional tons that our Company donated in-kind.

geographical coverage



• Cities with Walmex presence

During 2005, we invested $ 764 million dollars and created more than 15,000 new permanent jobs.

Potential for our growth in Mexico is still enormous, both in those cities where we are already present as well as those where we are not.

Ladies and Gentlemen, we reiterate our commitment to Mexico and we thank you for the trust you have placed in each and every one of us who are part of Wal-Mart de Mexico; we shall continue working and making your investment grow, always mindful of the highest ethical standards and the best practices for corporate governance.

Sincerely,



Ernesto Vega
Chairman of the Board of Directors



Eduardo Solorzano
President and Chief Executive Officer

Profitable Growth



15.6%

Growth in installed capacity self-service



Joaquin Gonzalez-Varela,
Senior Vice President, Self-Service Division, 16 years with the Company.
"The best way to contribute towards improving the quality of life for Mexican families, is by offering our value proposition nationwide.

- There are almost 270 cities where we are not yet present and where we think it makes sense to have a store.
- Each new store like a Supercenter generates an average of 300 new jobs, without taking into account indirect jobs, such as during the construction phase.
- In 2005 we added 1,380 new vendors to our business-partner database –of which 96 are small local producers thanks to the regional trade fairs that we hold each year in different cities throughout the country.

We are committed to, and want to grow with Mexico, doing it responsibly and with added value for our customers, Associates, shareholders, and for the society at large".

We established a new record for the number of openings in a single year –with an investment of $ 764 million dollars. We increased the installed capacity of all our formats by 95 units, that is, 42 Bodega Aurrera stores, 8 Sam's Clubs, 15 Wal-Mart Supercenters, 7 Superamas, 3 Suburbia apparel stores and 20 restaurants. Our expansion included 31 cities where we were already present and 29 new ones where we had no prior operations. It is with pride that we say there are now 103 cities nationwide where we have the opportunity to serve our customers.

Ever aware of the responsibility inherent to managing the assets entrusted to us by our shareholders, our growth is carefully planned so as to ensure a healthy return on the investments we make. During this last year we have improved our profitability by 360 basis points, thereby achieving a Return on Capital Employed of 26.5%.

Our multi-format operation enables us to serve practically all income levels in our country and

In 2005 we once again had the chance to reaffirm **our commitment** to Mexico, investing in the creation of new jobs and making a **broad range of products** available to an ever-growing number of customers with our *Every Day Low Prices*.




95
17
96 97 98 99 00 01 02 03 04 2005
New units by year


103
42
29
10
90 95 00 2005
Number of cities with Walmex presence


26,255
22,710
20,446
18,981
17,157
01 02 03 04 2005
Installed capacity
Self-service, thousands of sq.ft.

meet their different buying needs, either for use at home or outside the home. Going one step further, we have developed different prototypes within the existing formats, thus allowing us to efficiently serve different types of communities. These strategies have served to increase the number of cities with potential for one or more units of our different formats to 371; of these, there are still 268 communities where we are not present.

The potential for growth found throughout Mexico is still quite large and our Company honors and shall continue to honor our commitment to this great country. We expect to invest more than $ 1,100 million dollars to open more than 100 units throughout 2006.

We shall continue to develop new ideas and ways to reach even more of our country's citizens, and thereby offer them the benefits of our permanent philosophy of *Every Day Low Prices*, which undoubtedly plays an important role in fulfilling our vision: *Contribute towards improving the Quality of Life for Mexican Families.*


BODEGA
AURRERA
BODEGA
AURRERA

During this year we increased our installed capacity by 95 new units. We are now present in 103 cities nationwide.


nueva línea de productos
AURRERA
con la confianza y calidad que tú ya conoces
WAL*MART

Leveraging our Operations


GERARDO

24%

Growth in operating income


WAL-MART
GUADALUPE
30

Guadalupe Morales,
Regional Director of Operations, Wal-Mart Supercenter, 34 years with the Company.
"In Operations we focus on every day low costs, leveraging our multi-format structure to produce more with less, and achieve greater productivity.
As an example, we concentrate significant volumes of merchandise at our distribution centers so as to achieve economies of scale, and deliver goods on a daily basis to our stores to guarantee sufficient and timely replenishment. Through this we strive to better serve our customers and improve inventory turns.
We are committed to meeting the needs of our customers, offering quality products and a broad assortment. This is accomplished by treating our people right and in an atmosphere of complete integrity and respect for the individual.
Additionally, by consolidating purchases for all the different business formats we generate opportunities for the development of new products and brands, giving our customers more reasons to shop at our stores and restaurants."

During 2005, our revenues reached record levels. We generated sales amounting to $ 15,455 million dollars, which represents more than $ 1,850 million dollars more than the sales for 2004, with a growth of 13.7% in real terms.

This growth was achieved by controlling expenses, which increased only 10.8%. These factors combined to produce a 24% growth in operating income and 22% growth in EBITDA.

For the eighth consecutive year we have reduced our expenses as a percentage of revenues, to 13.9%. This percentage is a new historical low figure for Wal-Mart de Mexico and it was made possible thanks to the internal efficiencies produced each day and to the talent of each and every one of our Associates.

Thanks to the increased productivity achieved, both operating income and net profit also reached record levels, $ 1,152 million dollars and $ 890 million dollars, respectively.

In addition to allowing us to serve a greater variety of customers with greater frequency, being a **multi-format** Company enables us to produce greater efficiencies, which in turn translate to synergies that leverage our operations, thereby **creating greater value** for our shareholders.





512
515
530
550
567
01
02
03
04
2005
Sales per square foot
dollars



125
127
128
130
133
01
02
03
04
2005
Sales per Associate
thousand dollars



14.9
14.8
14.6
14.2
13.9
5.8
5.9
6.1
6.8
7.4
01
02
03
04
2005
Operating expenses □
Operating income —
% of total revenues

At the operations level, our Company still has many opportunities to achieve greater efficiency through the continued interaction among all our business formats and distribution centers. For example, centralized negotiations for food items for our different types of self-service stores and restaurants, as well as the increased use of our distribution center for refrigerated and frozen products, both enable us to offer increased quality in fresh products, and to create economies of scale, which in turn result in even lower prices for our customers.



Our logistic network makes our supply chain increasingly efficient, thereby lowering costs, reducing lead times and increasing shelf-life for our products.



Merchants with a **Passion**



92

Prichos in Bodega *Aurrera stores and* Wal-Mart Supercenter



Victoria Alvarez,
Vice President, General Merchandise and Apparel, Self-Service Division, 23 years with the Company.

"At Wal-Mart de Mexico our **passion as merchants** results in different actions.

We analyze the product offering, we decide if it adds value, if it has sales potential, and if it is suitable for display in our stores. We establish store arrival quantities and dates so that we can have the right merchandise, at the right moment, and in the right quantities. With our **Display Guidelines** we can ensure optimum display in the store.

Much of the success of Wal-Mart de Mexico is due to the fact that we enjoy selling merchandise. We are *all* **Merchants with a Passion.**"

We are aware of the fact that each customer is different, so we try to adapt our merchandise assortment to the particular needs of each location. This year we continued with our Regional Trade Fair program through which we provide different suppliers from each region the opportunity to present and sell their wares in our stores, with the possibility of eventually becoming vendors at a local or national level. Moreover, these trade fairs have helped to improve the product assortment with features preferred in each region and therefore, better meet local consumer habits and preferences. There were 8 trade fairs held in 2005, which also had the support of local governments and authorities. As a result, some 96 local suppliers and 487 regional products have been added to our assortment.

Our distribution center for fresh and frozen goods provides a supply of greater quality and consistency for these products, which in the end means longer shelf life and storage time at home for the customer.



We are **merchants**. This is the heart of our business and we devote all our attention to **being better** at it day by day, as it is the only way we can exceed our customers' expectations when they visit our stores, clubs and restaurants.





AMERICAN EXPRESS
CORPORATE PURCHASING
WAL★MART
MEXICO
Suburbia
4555 0200 0000 0000





5.7
3.7
3.5
3.8
5.8
0.0
-6.8
-1.7
-0.7
-2.4
01 02 03 04 2005
Sales growth in comparable units (%)
Walmex
ANTAD Self-service

The *single checkout line* concept allowed us to significantly reduce the time customers spend on line.

We are developing a new department in Wal-Mart Supercenter and Bodega Aurrera units –known as *Prichos*, a word that is derived from the Spanish word for whim (capricho)– and which is our answer to the single-price store concept. At the close of 2005 we had a Prichos department in 52 Wal-Mart Supercenters and 40 Bodega Aurrera stores. The positive response we have received from our customers has motivated us to continue expanding this concept.

Customer service is one of our top priorities. We want our customers to have a pleasant shopping experience, with added value, during each visit. To accomplish this we are constantly testing new formulas that let us serve them better and enhance each aspect of their shopping experience.

By leveraging the advantages of being an international retailer and having access to the best practices of other countries, we have successfully adopted the *single checkout line* in our Supercenter format.

Better serving our customers also means giving them payment means that increase their purchasing power. It is because of this that in addition to our Wal-Mart credit card, we re-launched our Suburbia credit card also operated by BBVA Bancomer, launched a new card together with American Express aimed at our Sam's Club business members, and we extended our consumer credit program with GE Capital to our Suburbia apparel stores.

As a result of this and other initiatives we have been able to serve more customers at our stores, with a higher average ticket per transaction, achieving higher sales growth than the average for the retail industry in Mexico.

During 2005, we had eight regional trade fairs in which we successfully sold traditional handcrafts and local merchandise.



People Development


VIPS
VIPS

16,118

Associates were promoted during 2005


15
RUBEN
CAMARENA

Ruben Camarena,
Vice President, People Division, 15 years with the Company
"Our vision as a Company is to improve the quality of life for Mexican families, and therefore we begin in-house. We are not only interested in the development of our people, but also their well-being. As part of the **Quality of Life** program, we created committees to listen to the concerns of our Associates, and with that input establish action plans to support the balance between their personal and professional lives.
Wal-Mart de Mexico's presence in an ever greater number of cities facilitates mobility for our people and raises their possibilities of working close to where they prefer to live. We have formalized the transfer mechanisms between business units, and the internal publication of vacant positions as they appear has significantly contributed towards meeting this goal.
Stemming from the needs expressed by the Associates themselves, we shall continue to actively pursue the goal of making our Company **the best place to work.**"

We are the largest private employer in the country. At the end of 2005, some 124,295 Associates worked for and had career development opportunities in our Company. During this last year we created 15,238 direct permanent jobs.

To attract and retain talented people implies a great challenge, so we are continuously developing their skills. We offer them both growth opportunities and economic incentives related to their effort and success. We also motivate our people to exceed customer expectations at every store, club or restaurant where they work.

Through regional development centers we hire and train the people required for the Company to sustain its expansion program. We currently have 10 Training Stores and Restaurants in four different cities: Mexico City, Monterrey, Guadalajara and Puebla.

During 2005 we invested over four million man-hours in training courses for 101,000

Our Associates represent our biggest **competitive advantage** and their talent and commitment support our continuous growth for the benefit of Mexican consumers.




50,312
38,524
35,459
18 to 24
25 to 34
35 and over
Breakdown by age


15,238
9,817
8,101
7,173
9,176
01
02
03
04
2005
New Associates per year


51
49
• Male
• Female
Associates breakdown
%

Associates; 16,118 people were promoted; over 112,000 Associates enrolled in remote-education programs, aimed primarily at technical competencies. We shall continue to invest time and resources in training our current Associates and those who join the Company as a result of our continuous growth.

The aforementioned measures have helped to reduce personnel turnover by almost 40% in the last five years. This translates into lower costs and consistent improvement in customer service at our stores, clubs and restaurants.

At Wal-Mart de Mexico, gender equality and diversity merit constant attention, in fact it is the foundation of one of our basic beliefs –Respect for the Individual. Once again we have been certified by the National Women's Institute since 49% of our Associates consist of women at all levels of the organization, with equal opportunities for income, development and growth in the organization.



Our culture, based on the utmost respect for the individual, supports the way we achieve our results. We are committed to exceeding our customers' expectations, Always!



Corporate Social **Responsibility**


AYUDAR TAMBIÉN ES UN ARTE
Fundación
WAL★MART
MEXICO
$49 48
$49 48
$49 48

49,717

crafts from indigenous communities were sold at our stores


WAL★MART
RAUL
ARGUELLES

Raul Argüelles,
Vice President, Corporate Affairs,
2 years with the Company.
"At Wal-Mart de Mexico we are firm believers in our corporate social responsibility and we have a long-term vision and commitment to Mexico and to our shareholders, customers, suppliers and Associates.
We shall continue with our efforts so our strategies and actions have a positive impact and so they make the difference in the communities where we operate, that is, by creating jobs, taking care of the environment, developing local suppliers and through our involvement in community projects."

We are proud to report that for the fifth consecutive year we have been awarded recognition as a Socially Responsible Company, by the Mexican Center for Philanthropy. This recognition is an honor and reinforces our commitment regarding the role we wish to play in society.

We promote volunteer work by our Associates and we have developed several community support programs throughout the country. In 2005, some 13,869 Associates provided 135,370 work-hours during 1,114 volunteer projects nationwide. These figures establish us as the private company with the largest number of volunteers in all of Mexico.

During 2005 we channeled our own and our customers' resources –which amounted to $ 12.3 million dollars (cash and in-kind donations)– to several communities in Mexico through 138 not-for-profit organizations benefiting 1,225,307 people. Hence, we were recognized by the Mexican Food Bank Association as the largest

Good performance and sound finances are not enough. We know our **responsibility** does not end at the stores and therefore we have an ongoing commitment to our **communities**.






WATERMELONS


social
responsibility
wal-mart de mexico

food bank donor in the country, having also increased our in-kind donations by 61%.

One of the most compelling needs in rural communities is promoting projects that will enable them to generate sustainable growth. This year we launched the *Giving is Also an Art* program to provide certain indigenous communities with access to our business infrastructure so they could sell 49,717 craft items in 108 of our stores. We provided participating artisans with training and technical support to improve their items, while our Logistics and Distribution network was charged with collecting and shipping the merchandise to our stores. The full income from the sale of these items, including profits, was returned to the communities.

Supporting relief activities during natural disasters is a responsibility that Wal-Mart de Mexico immediately assumes as soon as we are needed to help our Associates, restore operations in our stores as efficiently and promptly as possible, facilitate the involvement of our customers and members through relief centers, and provide the most affected communities with food, water and other products. With the tragic passing of hurricanes Stan and Wilma through different cities in the southern part of our country, we set up 455 relief centers throughout the country and collected over 840 tons of products that were shipped together with 274 tons donated by our Company. The work done in cooperation with the government, chambers and private sector associations served to create valuable synergies that proved useful in facing the challenges at hand.

These and other actions, such as those described in greater detail in the Corporate Social Responsibility Report attached herein, are just a beginning. Although there is yet much to be done, we are convinced that the best beginning, is to start.

The **structure** and **duties** of our Board of Directors, our Code of Ethics and all of the activities of our Company are governed by the best corporate governance practices.

BOARD OF DIRECTORS

A Board of Directors manages our company.

Composition

- All the members are appointed each year by shareholders during an Ordinary Shareholders' Meeting.
- A minimum of 25% of all board members must be independent directors.
- Every minority shareholder whose shares represent at least ten percent of Company's equity will have the right to appoint a board member and his/her alternate, who can only be removed at the same time as all the other board members.
- The Board of Directors must meet at least four times per year.

Main Responsibilities

- Appoint the CEO.
- Act as advisor/counselor for senior management.
- Work actively with the CEO to develop the company strategy.
- Oversee the performance of senior management.

Other Practices

- The Board evaluates the performance of individual directors.
- Independent directors have experience in the core business of the Company.
- The Board has access to independent advisors.
- The Company has separate Chairman and CEO positions.

An independent director assumed the position of Chairman of the Board as of January 1, 2005. This ratifies our commitment to the best practices of corporate governance that has characterized our Company throughout its history.

Two committees assist the Board of Directors in its management:

Audit Committee

Consisting of three members, all of them are independent. Among other duties, it must select the Independent Auditor for the company and establish its fees, ensure that internal controls are appropriate and that the company is in full compliance with all applicable accounting and legal regulations. Additionally, the Audit Committee must review any and all related-party operations in which the Company engages.

Moreover, this Committee has the authority to review financial statements to ensure they fully reflect the financial situation of the Company.

There is a procedure in place to receive, keep a record of, and reply to complaints regarding accounting practices and controls, in addition to those involving auditing matters. Likewise, there is a procedure that guarantees the anonymity of any person filing a complaint regarding accounting issues.

The Audit Committee has the necessary authority and resources to retain lawyers and any other type of outside advisors required to assist in the performance of its duties.

Other practices of the Audit Committee are as follows:

- All Audit Committee members are independent directors.
- All Audit Committee members are experts in the field of finance.
- Independent auditors do not provide consultancy services for the Company.
- The independent audit firm partner in charge of auditing Wal-Mart de Mexico is changed periodically.
- The Audit Committee receives periodic reports from the areas of Internal Audit Services, Legal and Corporate Compliance.

Audit Committee:
Ernesto Vega* (Chairman)
Jesus Reyes-Heroles*
R. Lee Stucky*

Board of Directors 2005

Chairman
Ernesto Vega*
Board member since 2001

Secretary
Jose Luis Rodriguezmacedo

Assistant Secretary
Enrique Ponzanelli

Examiner
Alberto Tiburcio

Alternate Examiner
Agustin Aguilar

Directors	Alternate Directors
Craig R. Herkert* Board member since 2001	Marc N. Rosen* Board member since 2001
John Lewis*[1] Board member since 2004	R. Lee Stucky*[1] Board member since 2000
Rafael Matute Board member since 1998	Jose Angel Gallegos Board member since 2004
John B. Menzer* Board member since 2000	Marc N. Rosen* Board member since 2001
Jesus Reyes-Heroles* Board member since 2004	Marc N. Rosen* Board member since 2001
Eduardo Solorzano Board member since 2000	Jose Angel Gallegos Board member since 2004
Ernesto Vega* Board member since 2001	R. Lee Stucky* Board member since 2000

* INDEPENDENT DIRECTORS

1 R. LEE STUCKY SERVED AS AN ALTERNATE FOR JOHN LEWIS.

Each year we reply and send to the Mexican Stock Exchange the "Code of Corporate Best Practices", which is available on that Institution's website.

* INDEPENDENT DIRECTORS

Executive Committee
Consisting of three members, the majority are independent. Among other duties, it is charged with overseeing the strategic planning for the Company, evaluating executives and establishing their compensation.

Executive Committee:
John B. Menzer* (Chairman)
Eduardo Solorzano
Craig Herkert*
* INDEPENDENT DIRECTORS

Code of Ethics
For Wal-Mart de Mexico, honesty and integrity continue being absolutely non-negotiable core values, and we permanently ensure that these permeate all our activities.

The following are some of the major points covered under our Code of Ethics:

- Open-door policy
- Supplier relations
- Accounting and computer standards
- Information disclosure
- No discrimination
- Use of Company property, facilities and assets
- Conflicts of interest
- Gifts and gratuities
- Privileged information
- Health, safety and environment
- Equal employment opportunities
- Conflict of interest on the job
- Harassment and inappropriate behavior
- Hiring of family members

Wal-Mart de Mexico has an area of corporate compliance charged with communicating and fostering compliance with our ethical behavior policies and corporate governance, as well as strict adherence to the statutes which govern our Company. The Audit Committee periodically receives reports from this area.

Senior Officers

Eduardo Solorzano
President and Chief Executive Officer
48 years old and 16 years of experience in the Company

Victoria **Alvarez**
Vice President, General Merchandise and Apparel, Self-Service Division
54 years old and 23 years of experience in the Company

Raul **Argüelles**
Vice President, Corporate Affairs
42 years old and 2 years of experience in the Company

Miguel **Baltazar**
Vice President, Wal-Mart Supercenter
53 years old and 29 years of experience in the Company

Alejandro **Bustos**
Vice President, Suburbia
54 years old and 34 years of experience in the Company

Ruben **Camarena**
Vice President, People Division
49 years old and 15 years of experience in the Company

Francisco **Casado**
Vice President, Fresh Merchandising, Self-Service Division
53 years old and 25 years of experience in the Company

David **Dager**
Vice President, Food and Consumibles, Self-Service Division
47 years old and 20 years of experience in the Company

Xavier **del Rio**
Senior Vice President, Real Estate
58 years old and 27 years of experience in the Company

Alberto **Ebrard**
Vice President, Specialty Divisions, Self-Service Division
44 years old and 12 years of experience in the Company

Jose Angel **Gallegos**
Executive Vice President, People Division, Logistics and Loss Prevention
55 years old and 25 years of experience in the Company

Joaquin **Gonzalez-Varela**
Senior Vice President, Self-Service Division
40 years old and 16 years of experience in the Company

Eduardo **Juarez**
Vice President, Internal Audit
57 years old and 27 years of experience in the Company

Rafael **Matute**
Executive Vice President, and Chief Financial Officer
45 years old and 18 years of experience in the Company

Gian Carlo **Nucci**
Vice President, Vips
36 years old and 12 years of experience in the Company

Herbert **Pelka**
Vice President, Financial Services
51 years old and 25 years of experience in the Company

Scot **Rank**
Executive Vice President, and Chief Operating Officer
45 years old and 5 years of experience in the Company

Jose Luis **Rodriguezmacedo**
Senior Vice President, General Counsel
49 years old and 1 year of experience in the Company

Demetrio **Ruiz**
Vice President, Marketing
45 years old and 3 years of experience in the Company

Mario **Sanchez**
Vice President, Superama
47 years old and 4 years of experience in the Company

Jose Luis **Torres**
Vice President, Bodega Aurrera
47 years old and 31 years of experience in the Company

Maria del Carmen **Valencia**
Vice President, Systems
38 years old and 18 years of experience in the Company

Simona **Visztova**
Vice President, Sam's Club
38 years old and 13 years of experience in the Company

Rodolfo **Von Der Meden**
Vice President, Logistics
42 years old and 15 years of experience in the Company

10-year Financial Summary

In millions of dollars, as of December 31, 2005

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
GDP (Growth, %)	3.0	4.2	1.4	0.8	-0.2	6.6	3.9	4.9	6.8	5.1
Annual Inflation (%)	3.3	5.2	4.0	5.7	4.4	9.0	12.3	18.6	15.7	27.7
Peso Devaluation (%)	-4.7	-1.2	8.7	13.3	-4.8	1.3	-3.9	22.5	2.2	2.6
Exchange Rate	10.6	11.1	11.3	10.4	9.2	9.6	9.5	9.9	8.1	7.9
(Pesos / Dollar)										
Average Interest Rate	9.2	6.8	6.2	7.1	11.4	15.3	21.5	24.8	19.8	31.4
(28 day Cetes, %)										
RESULTS										
Net Sales	15,455	13,589	12,293	11,244	9,946	8,672	7,766	7,388	6,678	6,066
% of Growth	14	11	9	13	15	12	5	11	10	-7
Other Income	62	58	28	52	45	37	28	23	19	18
% of Growth	6	108	-46	14	21	34	20	20	5	-8
Total Revenues	15,517	13,647	12,321	11,296	9,991	8,709	7,794	7,411	6,697	6,084
% of Growth	14	11	9	13	15	12	5	11	10	-7
Gross Profit	3,306	2,869	2,555	2,342	2,068	1,775	1,573	1,468	1,375	1,174
% of profit margin	21.3	21.0	20.7	20.7	20.7	20.4	20.2	19.8	20.5	19.3
Operating Expenses	2,154	1,943	1,801	1,671	1,493	1,316	1,183	1,192	1,118	951
As percentage of total revenues	13.9	14.2	14.6	14.8	14.9	15.1	15.2	16.1	16.7	15.6
Operating Income	1,152	926	754	671	575	459	390	276	257	223
As percentage of total revenues	7.4	6.8	6.1	5.9	5.8	5.3	5.0	3.7	3.8	3.7
% of Growth	24	23	12	17	25	18	42	7	15	27
EBITDA	1,445	1,180	990	884	764	642	563	433	401	362
As percentage of total revenues	9.3	8.6	8.0	7.8	7.7	7.4	7.2	5.8	6.0	6.0
Comprehensive Financial Income	131	99	86	100	142	161	176	234	192	208
Income Before Tax	1,260	1,005	823	756	694	604	579	514	475	447
Income Tax & Employees' Profit Sharing	370	244	265	231	223	186	129	147	114	108
Income Before Extraordinary Items	890	761	558	525	471	418	450	367	361	339
% of Growth	17	36	6	12	13	-7	22	2	7	-10
Net Income	890	761	558	526	471	418	454	399	618	424
% of Growth	17	36	6	12	13	-8	14	-36	46	4
CASH GENERATED	**1,552**	**1,258**	**1,084**	**960**	**890**	**796**	**744**	**641**	**600**	**551**
FINANCIAL POSITION										
Cash	1,331	1,151	1,202	1,038	1,056	1,407	1,189	1,083	1,106	903
Inventories	1,326	1,163	1,097	1,145	990	922	892	752	815	685
Other Assets	294	223	236	245	213	164	153	116	218	506
Fixed Assets	5,021	4,446	4,175	3,918	3,613	3,336	3,190	3,147	3,067	2,945
TOTAL ASSETS	**7,972**	**6,983**	**6,710**	**6,346**	**5,872**	**5,829**	**5,424**	**5,098**	**5,206**	**5,039**
Suppliers	1,921	1,556	1,522	1,475	1,382	1,459	1,310	1,110	1,222	1,066
Other Liabilities	1,180	865	907	843	800	764	170	191	117	109
Shareholders' Equity	4,871	4,562	4,281	4,028	3,690	3,606	3,944	3,797	3,867	3,864
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**7,972**	**6,983**	**6,710**	**6,346**	**5,872**	**5,829**	**5,424**	**5,098**	**5,206**	**5,039**
OTHER INFORMATION AT THE END OF THE YEAR										
Bodega Aurrera	203	162	140	116	105	90	78	73	72	69
Sam's Club	69	61	53	50	46	38	34	31	28	28
Wal-Mart Supercenter	105	89	83	75	62	57	53	50	50	44
Superama	55	48	44	44	44	40	38	36	36	36
Suburbia	53	50	52	50	51	53	51	43	38	36
Restaurantes[1]	298	284	269	260	242	218	204	181	164	156
NUMBER OF UNITS	**783**	**694**	**641**	**595**	**550**	**496**	**458**	**414**	**388**	**369**
NUMBER OF ASSOCIATES	124,295	109,057	99,881	92,708	84,607	74,790	70,700	61,145	57,649	49,510

[1] Including, Franchises.

Audit Committee Report

To the Board of Directors
Wal-Mart de Mexico, S.A. de C.V.

Gentlemen:

In compliance with Article 14 of the Mexican Securities Market Law and the rules and regulations of the Board of Directors, on behalf of the Audit Committee, I submit my report on the activities carried out during the year ended December 31, 2005.

During the course of our work, in addition to the Mexican Securities Market Law, we have taken into account the recommendations set forth in the Corporate Best Practices Code and in the Ethics Code for Wal-Mart de Mexico. As part our surveillance process, the Committee met regularly with Company's Management, as well as with the External and Internal Auditors. In addition, we attended Real Estate, Treasury and Ethics Committee Meetings, as well as meetings to review financial results.

The Committee evaluated the performance of the Independent Auditors, who are required to issue an opinion on the reasonability of Company's financial statements and their compliance with Accounting Principles Generally Accepted in Mexico. It was agreed that the partners of Mancera S.C. (a member firm of Ernst &Young Global) meet the requirements for professional quality and independence of criteria and solvency. Accordingly, it was recommended that their services be retained to conduct the corresponding examination and issue the report on the financial statements of Wal-Mart de Mexico, S.A. de C.V. and its Subsidiaries as of December 31, 2005.

We received detailed reports on the objectives, programs and development of the audit work, both internal and external, as well as on the findings and regularization programs. Therefore, in our opinion, the effectiveness requirements are met to allow for the Company to operate within an environment of control.

We were informed of the Company's legal situation and the control system in place for compliance with the Code of Ethics, regarding which there is nothing to report.

Based on the work performed, we recommend that the Board of Directors submit to the Stockholders the Financial Statements of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries for the fiscal year ended December 31, 2005.

Sincerely,

Ernesto Vega
Chairman
Mexico City, February 9, 2006

Consolidated Financial Statements

contents

Report of Independent Auditors

To Shareholders of Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Felizardo Gastelum

Mexico City, January 30, 2006

Opinion of the Statutory Auditor

To Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2005, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor attended, the shareholders', Board of Directors' and Audit Committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated January 30, 2006, issued as a result of their audit of the consolidated financial statements mentioned in the preceding paragraph made in accordance with auditing standards generally accepted. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2005, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted.

Alberto Tiburcio
Statutory Auditor

Mexico City, January 30, 2006

Consolidated Balance Sheets

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2005

	December 31 2005	December 31 2004
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 14,161,107	Ps. 12,240,726
Accounts receivable – net (Note 3)	2,628,877	2,005,302
Inventories	14,098,156	12,369,701
Prepaid expenses	494,378	363,058
Total current assets	31,382,518	26,978,787
Property and equipment – net (Note 4)	53,396,442	47,285,350
Total assets	Ps. 84,778,960	Ps. 74,264,137
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 20,429,572	Ps. 16,550,510
Other accounts payable (Note 5)	6,497,559	3,903,174
Total current liabilities	26,927,131	20,453,684
Long-term other liabilities (Note 8)	1,559,457	141,100
Deferred income tax (Note 9)	4,467,390	5,132,814
Seniority premiums (Note 10)	24,449	25,668
Total liabilities	32,978,427	25,753,266
Shareholders' equity (Note 11):		
Capital stock	16,790,013	14,954,029
Legal reserve	2,989,879	2,712,918
Retained earnings	42,189,121	40,146,620
Accumulated result of restatement	(10,292,313)	(9,865,632)
Premium on sale of shares	2,168,582	2,170,953
Employee stock option plan fund	(2,044,749)	(1,608,017)
Total shareholders' equity	51,800,533	48,510,871
Total liabilities and shareholders' equity	Ps. 84,778,960	Ps. 74,264,137

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2005

	Year ended December 31	
	2005	2004
Net sales	Ps. 164,369,238	Ps.144,520,054
Other income	652,531	617,208
Total revenues	165,021,769	145,137,262
Cost of sales	(129,856,519)	(114,618,090)
Gross profit	35,165,250	30,519,172
Operating expenses	(22,906,900)	(20,669,000)
Operating income	12,258,350	9,850,172
Comprehensive financing income:		
Financial income – net	1,132,206	793,235
Exchange gain	7,860	2,944
Monetary position gain	254,767	258,668
	1,394,833	1,054,847
Other expenses – net	(251,581)	(215,317)
Income before income tax and employee profit sharing	13,401,602	10,689,702
Income tax and employee profit sharing (Note 9)	(3,934,253)	(2,597,616)
Net income	Ps. 9,467,349	Ps. 8,092,086
Earnings per share (in pesos)	Ps. 2.163	Ps. 1.826

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Notes 1, 2, and 11)
Thousands of Mexican pesos with purchasing power at December 31, 2005

	Capital stock
Balances at January 1, 2004	Ps. 13,569,432
Movements in employee stock option plan fund	
Increase in legal reserve	
Repurchase of shares	(175,665)
Dividends capitalized and paid	1,560,262
Comprehensive income	
Balances at December 31, 2004	14,954,029
Movements in employee stock option plan fund	
Increase in legal reserve	
Repurchase of shares	(396,005)
Dividends capitalized and paid	2,231,989
Comprehensive income	
Balances at December 31, 2005	**Ps. 16,790,013**

The accompanying notes are an integral part of these financial statements.

Legal reserve	Retained earnings	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
Ps. 2,633,558	Ps. 38,057,590	Ps. (9,321,979)	Ps. 2,227,757	Ps. (1,636,333)	Ps. 45,530,025
			(56,804)	28,316	(28,488)
79,360	(79,360)				—
	(3,864,861)				(4,040,526)
	(2,058,835)	6,999			(491,574)
	8,092,086	(550,652)			7,541,434
2,712,918	40,146,620	(9,865,632)	2,170,953	(1,608,017)	48,510,871
			(2,371)	(436,732)	(439,103)
276,961	(276,961)				—
	(4,358,750)				(4,754,755)
	(2,789,137)	14,486			(542,662)
	9,467,349	(441,167)			9,026,182
Ps. 2,989,879	Ps. 42,189,121	Ps. (10,292,313)	Ps. 2,168,582	Ps. (2,044,749)	Ps. 51,800,533

Consolidated Statements of Changes in Financial Position

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2005

	Year ended December 31 2005	2004
OPERATING ACTIVITIES		
Net income	Ps. 9,467,349	Ps. 8,092,086
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	3,110,483	2,703,858
Seniority premiums	31,180	27,576
Deferred income tax	(648,991)	(347,209)
	11,960,021	10,476,311
Changes in:		
Accounts receivable	(623,575)	149,589
Inventories	(2,184,252)	(1,260,281)
Prepaid expenses	(131,320)	(12,951)
Accounts payable to suppliers	3,879,062	364,340
Other accounts payable	2,577,952	(178,720)
Seniority premiums	(32,801)	(29,712)
Resources provided by operating activities	15,445,087	9,508,576
FINANCING ACTIVITIES		
Long-term other liabilities	1,418,357	86,057
Repurchase of shares	(4,754,755)	(4,040,526)
Payment of dividends	(542,662)	(491,574)
Resources used in financing activities	(3,879,060)	(4,446,043)
INVESTING ACTIVITIES		
Purchase of property and equipment	(8,129,949)	(6,264,496)
Sale and retirement of property and equipment	361,382	684,833
Property under capital lease	(1,437,976)	–
Employee stock option plan - net	(439,103)	(28,488)
Resources used in investing activities	(9,645,646)	(5,608,151)
Increase (decrease) in cash and cash equivalents	1,920,381	(545,618)
Cash and cash equivalents at beginning of year	12,240,726	12,786,344
Cash and cash equivalents at end of year	Ps. 14,161,107	Ps. 12,240,726

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

At December 31, 2005 and 2004
Thousands of Mexican pesos with purchasing power at December 31, 2005, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (WALMEX or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation through one of its subsidiaries.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 203 (162 in 2004) Bodega Aurrera, discount stores, 69 (61 in 2004) Sam's Club membership self-service wholesale stores, 105 (89 in 2004) Wal-Mart Supercenter hypermarkets and 55 (48 in 2004) Superama supermarkets.
Suburbia	Operation of 53 (50 in 2004) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 231 (226 in 2004) Vips restaurants serving international cuisine, 60 (51 in 2004) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 1. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos or IMCP).

c. The preparation of financial statements in conformity with generally accepted accounting principles in Mexico requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise them.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

   As of 2005, the Company classifies its operating and capital leases for the rental of property following the guidelines established in Mexican accounting Bulletin D-5, Leases, issued by the IMCP, considering the total term of each lease agreement, including their respective renewals.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos at the prevailing exchange rate as of the balance sheet date. Exchange differences determined are charged or credited to income.

h. Deferred income tax is recognized on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the differences are expected to reverse.

   Current year employee profit sharing is expensed as incurred and represents a liability due and payable in a period of less than one year.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.

   All other payments accruing to employees or their beneficiaries in the event of separation or death, in terms of Mexican labor law are expensed as incurred.

j. The most important inflation accounting concepts and procedures are described below:

   The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

   The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of WALMEX shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the cost of the shares, restated based on the NCPI, and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

m. Comprehensive income consists of the current year net income plus the current year restatement.

n. Sales revenues are recognized at the time customers takes possession of merchandise.

Revenues from the sales of Sam's Club membership cards are deferred over the twelve-month term of the membership.

o. Segment financial information has been prepared using the management approach established in Mexican accounting Bulletin B-5 issued by the IMCP.

p. Impairment in the value of long-lived assets and the disposal of such assets are recorded by calculating the present value of estimated future cash flows to determine the value in use of each asset, considering each of the Company's stores and restaurants as minimum cash-generating unit.

NOTE 3 – ACCOUNTS RECEIVABLE - NET:

An analysis of accounts receivable at December 31, 2005 and 2004 is as follows:

	December 31 2005	2004
Recoverable taxes	Ps. 1,052,316	Ps. 967,620
Trade and other debtors	1,921,856	1,386,930
Allowances for bad debts	(345,295)	(349,248)
	Ps. 2,628,877	Ps. 2,005,302

NOTE 4 – PROPERTY AND EQUIPMENT - NET:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	December 31 2005	2004
Investments subject to depreciation:		
Buildings	Ps. 19,819,247	Ps. 18,630,997
Facilities and leasehold improvements	14,061,392	10,298,118
	33,880,639	28,929,115
Less:		
Accumulated depreciation and amortization	(9,928,785)	(8,381,223)
	23,951,854	20,547,892
Fixtures and equipment	19,407,225	18,235,497
Less:		
Accumulated depreciation and amortization	(10,084,116)	(9,638,811)
	9,323,109	8,596,686
Investments subject to depreciation – net	Ps. 33,274,963	Ps. 29,144,578
Investments not subject to depreciation:		
Land	Ps. 18,118,327	Ps. 17,337,151
Construction in progress	2,003,152	803,621
Investments not subject to depreciation	Ps. 20,121,479	Ps. 18,140,772
Total	Ps. 53,396,442	Ps. 47,285,350

At December 31, 2005, the property and equipment caption includes Ps. 2,638,722 for property acquired under capital leases; the related accumulated amortization for the year is Ps. 857,377.

Property rental expense charged to results of operations of 2005 and 2004 was Ps. 1,137,488 and Ps. 1,115,276, respectively.

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31			
		2005		2004
Accounts payable to suppliers (Subsidiaries of Wal-Mart Stores, Inc.):				
CMA - U.S.A., L.L.C.	Ps.	864,866	Ps.	750,225
Broadstreet Global Activities, L.L.C.		–		77
	Ps.	864,866	Ps.	750,302
Other accounts payable:				
Wal-Mart Stores, Inc.	Ps.	243,968	Ps.	193,600

In the years ended December 31, the Company had the following transactions with related parties:

	December 31			
		2005		2004
Imported merchandise for sale	Ps.	3,872,719	Ps.	3,554,637
Technical assistance, services and royalties	Ps.	947,082	Ps.	862,995

NOTE 6 – FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	(Thousands of U.S. dollars) December 31			
		2005		2004
Assets	$	227,063	$	206,707
Liabilities	$	145,426	$	122,833

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	(Thousands of U.S. dollars) December 31			
		2005		2004
Imported merchandise for sale	$	836,521	$	712,264
Technical assistance, services and royalties	$	91,970	$	75,156

The exchange rate at December 31, 2005, used to translate U.S. dollar denominated balances was Ps. 10.6350 (Ps. 11.1470 at December 31, 2004) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 10.4406 per U.S. dollar.

NOTE 7 - COMMITMENTS:

At December 31, 2005, the Company has the following commitments:

1. Acquisition of inventories and property and equipment, as well as maintenance services of Ps. 4,508,579.
2. The Company has entered into leases with third parties for compulsory terms ranging from 2 to 15 years. Rent paid under capital leases may either be fixed or variable, determined based on a percentage of sales. An analysis of future minimum compulsory rental payments under capital leases is as follows:

Year	Amount	
2006	Ps.	48,317
2007	Ps.	36,815
2008	Ps.	29,024
2009	Ps.	24,044
2010	Ps.	17,333
2011 and thereafter	Ps.	81,810

NOTE 8 - LONG-TERM OTHER LIABILITIES:

The Company has entered into capital leases for the rental of real state. Such leases are recorded at the lesser of either the present value of minimum rental payments or the market value of the property under lease and are amortized over the useful life of each property (up to 33 years).

The Company has also entered into capital leases for the rental of residual water treatment plants used to meet environmental protection standards. Such leases are for terms of 4.5 years.

The liability recorded for such leases is Ps. 1,559,457.

An analysis of future minimum compulsory payments under capital leases over the next 5 years is as follows:

Year	Amount	
2006	Ps.	129,267
2007	Ps.	119,123
2008	Ps.	121,015
2009	Ps.	95,309
2010	Ps.	93,221

Related payments made in 2006 are presented as part of other accounts payable in less than one year.

NOTE 9 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2005 and 2004 is as follows:

		2005		2004
Current year income tax	Ps.	4,466,948	Ps.	2,812,897
Deferred income tax		(477,762)		(198,454)
Subtotal		3,989,186		2,614,443
Monetary position gain on initial effect and nonmonetary items of deferred income tax		(127,440)		(52,362)
Employee profit sharing		72,507		35,535
Total	Ps.	3,934,253	Ps.	2,597,616

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

		2005		2004
Property and equipment	Ps.	2,907,630	Ps.	2,791,920
Inventories		2,513,769		3,280,859
Other items – net		(954,009)		(939,965)
Total	Ps.	4,467,390	Ps.	5,132,814

Through December 31, 2005, the corporate income tax rate was 30%. The statutory income tax rate will be 29% in 2006 and 28% as of 2007.

In conformity with Mexican accounting Bulletin D-4, at December 31, 2005, deferred taxes are recognized on basically all temporary differences using the enacted income tax rate at the time the differences are expected to reverse.

Current year income tax for 2005 includes taxable inventories for the year held at December 31, 2004, since the Company took the option extended under the Income Tax Law of deferring income tax on inventories held at the end of each year so as to subsequently deduct cost of sales.

At December 31, 2005, the Company has accrued tax loss carryforwards for Ps. 58,369, which can be amortized, in accordance with the Income Tax Law, against tax profits generated through 2009.

NOTE 10 - SENIORITY PREMIUMS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees to which workers make no contributions. The benefits are determined using the projected unit-credit method.

An analysis of assets, liabilities and costs related to seniority premiums, as well as assumptions considered in the computations is as follows:

	December 31			
		2005		2004
Vested benefit obligation	Ps.	124,492	Ps.	105,769
Current benefit obligation	Ps.	239,147	Ps.	203,255
Projected benefit obligation	Ps.	242,380	Ps.	205,660
Plan assets		(228,431)		(197,285)
Variances in assumptions and experience adjustments		10,500		17,293
Net projected liability	Ps.	24,449	Ps.	25,668
Labor cost	Ps.	30,779	Ps.	29,339
Financing cost		10,782		9,495
Return on plan assets		(10,328)		(11,012)
Amortization		(53)		(246)
Net period cost	Ps.	31,180	Ps.	27,576
Benefits paid	Ps.	13,631	Ps.	11,893
Fund contributions	Ps.	32,801	Ps.	29,712
Amortization period of variances assumptions and experience adjustments (years)		20.7		23.0
Discount rate for labor obligations		5.5%		5.5%
Annual increase in salaries		1.0%		1.0%
Return on plan assets		5.5%		6.5%

NOTE 11 - SHAREHOLDERS' EQUITY:

a. Regular shareholders' meetings:

The following resolutions were adopted at a regular shareholders' meeting held on February 24, 2005:

1. Authorization of a maximum amount to be used in 2005 to repurchase the Company's own shares of Ps. 6,000,000 (nominal).
2. Cancellation of 105,254,300 series "V" shares due to the repurchase of the Company's own shares.
3. Increase in the legal reserve of Ps. 268,932 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 276,961.
4. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.63 nominal pesos or in Company shares at an exchange factor determined based on the closing market price of the share on March 15, 2005 and the Ps. 0.63 nominal pesos per share. Such dividend shall be paid on April 1, 2005.

5. Increase in the variable portion of capital stock for up to Ps. 2,752,265 (nominal). Such increase will be covered by issuing a maximum of 137,613,254 common ordinary shares to be used solely for payment of the stock dividend.

   Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

   The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 24, 2005, expired on March 30, 2005. The Company delivered 55,045,303 new series "V" shares representing an increase of Ps. 2,177,042 (nominal), and canceled 82,567,951 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 575,223 (nominal).

   Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,081,501 (nominal).

The following resolutions were adopted at a regular shareholders' meeting held on February 25, 2004:

1. Authorization of a maximum amount to be used in 2004 to repurchase the Company's own shares of Ps. 4,000,000 (nominal).
2. Cancellation of 27,619,700 series "C" shares due to the repurchase of the Company's own shares.
3. Increase in the rights of the holders of series "C" shares so as to be entitled to vote on corporate matters and to convert such shares into series "V" shares.
4. Increase in the legal reserve of Ps. 73,903 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 79,360.
5. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.44 nominal pesos or in Company shares at an exchange factor determined based on the closing market price of the share on March 22, 2004 and the Ps. 0.44 nominal pesos per share. Such dividend shall be paid on March 31, 2004.
6. Increase in the variable portion of capital stock for up to Ps. 1,949,299 (nominal). Such increase will be covered by issuing a maximum of 98,449,465 common ordinary shares to be used solely for payment of the stock dividend.

   Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.
7. The movement between fixed capital stock and variable capital was formalized in a shareholders' meeting. The Company's fixed capital is Ps. 878,310 (nominal) and variable capital is unlimited.

   The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 25, 2004, expired on March 29, 2004. The Company delivered 43,703,087 new series "V" shares representing an increase of Ps. 1,457,935 (nominal), and canceled 54,746,378 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 491,364 (nominal).

   Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 820,853 (nominal).

b. An analysis of capital stock without restatement at December 31, 2005 and 2004 is as follows:

Capital stock	2005	2004
Fixed	Ps. 1,081,501	Ps. 820,853
Variable	7,744,196	6,036,191
Total	Ps. 8,825,697	Ps. 6,857,044

Capital stock at December, 31 2005 and 2004 consisted of the following registered shares with no par value:

	Number of shares	
Series	2005	2004
Series "V" free subscription common shares	4,322,958,135	4,370,174,732

The maximum amount of authorized capital stock is unlimited.

Capital stock at December 31, 2005 and 2004 includes capitalized earnings of Ps. 5,280,211 (nominal) and Ps. 3,103,169 (nominal), respectively, and Ps. 899,636 (nominal) in both years in capitalized restatement accounts.

During the year ended December 31, 2005, WALMEX repurchased 102,261,900 (106,433,200 in 2004) of its own shares, of which 1,500,000 (2,678,900 in 2004) were canceled as per the resolution adopted at the shareholders' meeting of February 24, 2005 (February 25, 2004). As a result of the share repurchases, historical capital stock was reduced by Ps. 208,389 (Ps. 166,159 in 2004).

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied against retained earnings.

c. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2005 and 2004, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 43,185,740 and Ps. 37,022,841, respectively.

d. The employee stock option plan fund consists of 61,894,000 WALMEX shares, of which 52,759,117 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares in equal parts over five years. The right to exercise an employee stock option expires in a period of ten years from the date the option is granted, or within sixty days following the executive's retirement from the Company.

Compensation for the Company's employee stock option plan is measured and recorded following the guidelines of International Financial Reporting Standards No. 2, in force as of 2005, as supplementary guidance to accounting principles generally accepted in Mexico.

An analysis of movements in the Company's employee stock option plan during 2005 and 2004 is as follows:

	Number of shares	Weighted average price per share (nominal pesos)
Balance at January 1, 2004	61,390,175	21.71
Granted	15,812,001	33.88
Exercised	(23,229,665)	17.94
Canceled	(1,196,325)	28.49
Balance at December 31, 2004	52,776,186	26.86
Granted	15,406,040	39.60
Exercised	(6,634,811)	23.88
Canceled	(1,326,429)	32.14
Balance at December 31, 2005	60,220,986	30.33
Shares available for option grant:		
December 31, 2005	1,673,014	
December 31, 2004	745,425	

At December 31, 2005, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

	Granted			Exercisable	
Range of exercise price (nominal pesos)	Number of shares	Weighted average remaining life in years	Weighted average price per share (nominal pesos)	Number of shares	Weighted average price per share (nominal pesos)
12.36	60,000	2.2	12.36	60,000	12.36
19.92 - 22.82	9,074,883	4.9	22.18	6,381,829	21.91
21.45 – 25.28	9,023,609	6.2	25.10	4,001,306	25.02
23.10 – 27.49	12,763,378	7.2	25.02	3,915,574	25.07
33.79 – 36.36	14,285,747	8.2	33.88	2,473,189	33.89
39.60	15,013,369	9.2	39.60	–	–
	60,220,986	7.4	30.33	16,831,898	25.11

NOTE 12 – SEGMENT INFORMATION:

The Company's segment information was prepared based on a managerial approach and the criteria established in Mexican accounting Bulletin B-5, Financial Information by Segment. The "Others" segment consists of department stores, restaurants and real estate transactions with third parties.

An analysis of segment information at December 31, 2005 and 2004 is as follows:

Segment	Total revenues		Operating income	
	2005	2004	2005	2004
Self service	Ps. 152,372,704	Ps. 133,375,016	Ps. 10,120,799	Ps. 8,022,810
Other	12,649,065	11,762,246	2,137,551	1,827,362
Consolidated	Ps. 165,021,769	Ps. 145,137,262	Ps. 12,258,350	Ps. 9,850,172

Segment	Purchase of property and equipment		Depreciation	
	2005	2004	2005	2004
Self service	Ps. 7,511,448	Ps. 5,805,875	Ps. 2,624,261	Ps. 2,253,116
Other	618,501	458,621	486,222	450,742
Consolidated	Ps. 8,129,949	Ps. 6,264,496	Ps. 3,110,483	Ps. 2,703,858

Segment	Total assets		Current liabilities	
	2005	2004	2005	2004
Self service	Ps. 68,203,919	Ps. 58,375,216	Ps. 23,508,693	Ps. 17,582,962
Other	9,745,040	8,226,096	1,835,834	1,448,716
Unassignable items	6,830,001	7,662,825	1,582,604	1,422,006
Consolidated	Ps. 84,778,960	Ps. 74,264,137	Ps. 26,927,131	Ps. 20,453,684

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 13 – SUBSEQUENT EVENTS:

On January 1, 2006, the requirements of the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. or CINIF) went into effect and replace the standards previously issued by the IMCP. The adoption of these new rules will give rise to no changes in the Company's financial structure or in the significant disclosures herein.

or Investors

WALMEX

Mexican Stock Exchange

Walmex V

WMMVY

Federico **Casillas**
mfcasil@wal-mart.com

WalmexV MM
WMMVY

Mariana **Rodriguez**
m.rodriguez@wal-mart.com

WalmexV.Mx
WMMVY.Pk

(52) 55 5283 0100 Ext. 8289

Raul **Arguelles**
raul.arguelles@wal-mart.com

(52) 55 5387 9241

www.walmartmexico.com.mx

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free number (domestic US)
1 888-218-4375

Email
shareowners@bankofny.com

Website
www.stockbny.com

This annual report may contain certain references concerning Wal-Mart de Mexico's future performance that should be considered as good faith estimates made by the Company. These references only reflect management expectations and are based upon currently available data. Actual results are always subject to future events, risks and uncertainties, which could materially impact the Company's actual performance.

CINCO AÑOS

WAL★MART
MEXICO

Wal-Mart de Mexico

Home Office
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo
11220 Mexico, D.F.
Telephone (52) 55 5283-0100

ERNST & YOUNG

MANCERA, S.C.
Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
Delegación Miguel Hidalgo
mancera.ey@mx.ey.com

Tel: 52 83 1300
Fax: 52 83 1392

FILE N°
82-4609

Bolsa Mexicana de Valores, S.A. de C.V.
Jose Manuel Allende
Issuer's Director
Reforma 255, 6°. piso
Col. Cuauhtemoc 06500
Mexico, D.F.

SEC MAIL PROCESSING RECEIVED MAR 0 9 2006 WASH. D.C. 102 SECTION

As the independent auditor of Wal–Mart de Mexico, S.A. de C.V. and in compliance with the provisions of Article 2, section I, subparagraph g) of the Issuers Circular, which contains general requirements applicable to security issuers and other participants in the securities market ("the Single Circular"), in connection with the financial statements of the aforesaid issuer for each of the two years ended December 31, 2005 and 2004, I hereby state under oath that:

1. Neither I, the undersigned, nor the firm in which I am a partner are in any of the situations mentioned in Article 83 of the Single Circular; consequently, we may be considered as independent.

2. I agree to provide the Mexican National Banking and Securities Commission with whatsoever information it may require to verify my independence.

3. I agree to keep physically or on electronic devices for a period of no less than five (5) years, in my offices, all the documentation, information and all other judgmental elements used to prepare the audit report on the financial statements being audited and to submit it to the aforesaid Commission.

4. I consent to Wal-Mart de Mexico, S.A. de C.V.'s including in the annual report mentioned in Articles 33, section I, subparagraph b), numeral 1. and 36, section I, subparagraph c) of requirements, the financial statements that I audited, as well as whatsoever other financial information derived from such financial statements, or from the audit report that I submitted, so that such report can be made public. This in the understanding that prior to the inclusion of the related information, I may verify it.

5. I hold a valid document attesting to my technical capacity.

6. I have not received any offer to be a board member or officer of Wal-Mart de Mexico, S.A. de C.V.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, February 28, 2006

WAL*MART

MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO INFORMS ON THE RESOLUTIONS REACHED AT ITS ANNUAL SHAREHOLDERS' MEETING

Mexico City, February 28, 2006

Wal-Mart de Mexico, S.A. de C.V. held its Annual Shareholders' Meeting today, in Mexico City. The main resolutions that were adopted are:

Expansion Program 2006:

The expansion program for the 12-month period January-December 2006, was announced. It considers the opening of 120 units, including 55 Bodegas Aurrera, 8 Sam's Clubs, 13 Wal-Mart Supercenters, 5 Superamas, 9 Suburbias and 30 restaurants. The estimated growth in installed capacity will be 14% and the investment in new stores as well as in the modernization of our whole operation will amount to $11,900 million pesos, equivalent to $1.1 billion dollars. Eduardo Solorzano, President and CEO of Wal-Mart de Mexico said: "Our investment for 2006 will be the largest ever. We will bring to an ever larger number of Mexican families, both in the cities where we have presence and in new cities, our product offering, with Every Day Low Prices. This investment is a sign of our commitment, and our long term vision with Mexico, where we will continue generating jobs, and contributing to improve the quality of life of Mexican families. We will continue, as always with our disciplined efficient decision making process regarding investment, in order to continue growing efficiently".

Dividend Payment:

Shareholders approved a dividend that at shareholders choice will be paid in cash, $0.38 pesos per share, or in stock. The number of new shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price for the Walmex shares at the Mexican Stock Exchange on March 22, 2006. Shareholders will have until April 5, 2006 to decide if they wish to receive the payment in shares. Those who do not inform their choice will receive cash. Dividend will be paid on Friday April 7, 2006.

Board of Directors:

Mr. Ernesto Vega was ratified by Wal-Mart de Mexico's Board of Directors as Chairman of the Board.

Results for 2005:

The Company's shareholders approved the financial information for the year 2005 as it had been previously presented through The Mexican Stock Exchange on February 9. The approval was preceded by a favorable report by the Audit Committee, which has a majority of independent Directors, as well as favorable reports by both the Examiner and the external auditors.

Repurchase of Shares:

Shareholders approved an amount of $8,000,000,000.00 pesos as the maximum amount that the Company may use in Repurchase of Shares during 2006. Shareholders approved to cancel 201,523,800 shares from the share repurchase program, that were considered as treasury stock.

The Wal-Mart de Mexico Foundation:

Shareholders were informed on the activities of the Wal-Mart de Mexico Foundation. Said foundation channeled donations for more than 130 million pesos, benefiting 1.2 million people.

FILE N°
82-4609

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 790 units, broken down as follows:

207	Bodegas Aurrera
70	Sam's Clubs
105	Wal-Mart Supercenters
55	Superamas
54	Suburbias
299	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289